Exhibit (a)(1)(i)

OFFER TO PURCHASE FOR CASH

All Outstanding Shares of Common Stock

(including the Associated Series A Junior
Participating Preferred Stock Purchase Rights)

of

STELLENT, INC.

at

$13.50 Net Per Share

by

STAR ACQUISITION CORP.
a wholly-owned subsidiary of

ORACLE SYSTEMS CORPORATION
a wholly-owned subsidiary of

ORACLE CORPORATION

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON MONDAY, DECEMBER 11, 2006, UNLESS EXTENDED.

THIS OFFER IS BEING MADE PURSUANT TO AN AGREEMENT AND PLAN OF MERGER (THE “MERGER AGREEMENT”) DATED NOVEMBER 2, 2006 AMONG ORACLE SYSTEMS CORPORATION (“PARENT”), STAR ACQUISITION CORP. (THE “PURCHASER”) AND STELLENT, INC. (THE “COMPANY”). THE BOARD OF DIRECTORS OF THE COMPANY BY UNANIMOUS RESOLUTION HAS, AMONG OTHER THINGS, (I) DECLARED THAT THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER (EACH AS DEFINED HEREIN), ARE FAIR TO AND IN THE BEST INTERESTS OF THE SHAREHOLDERS OF THE COMPANY, (II) APPROVED AND DECLARED ADVISABLE THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, AND (III) RECOMMENDED THAT THE SHAREHOLDERS OF THE COMPANY TENDER THEIR SHARES TO PURCHASER PURSUANT TO THE OFFER AND APPROVE AND ADOPT THE MERGER AGREEMENT AND THE MERGER.

THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, (1) THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN BEFORE THE EXPIRATION OF THE OFFER THAT NUMBER OF SHARES OF COMMON STOCK, PAR VALUE $0.01 PER SHARE AND THE ASSOCIATED PREFERRED STOCK RIGHTS (TOGETHER, THE “SHARES”) OF THE COMPANY, WHICH, TOGETHER WITH ANY SHARES THEN OWNED BY PARENT AND ITS SUBSIDIARIES (INCLUDING THE PURCHASER), REPRESENTS AT LEAST A MAJORITY OF THE TOTAL NUMBER OF SHARES THEN OUTSTANDING, AND (2) ANY WAITING PERIODS OR APPROVALS UNDER APPLICABLE ANTITRUST LAWS HAVING EXPIRED, BEEN TERMINATED OR BEEN OBTAINED. THE OFFER IS ALSO SUBJECT TO OTHER CONDITIONS. SEE “INTRODUCTION” AND “THE OFFER — SECTION 15”.

IMPORTANT

Any shareholder of the Company desiring to tender Shares in the Offer should either:

(i) complete and sign the Letter of Transmittal (or a manually signed facsimile thereof) in accordance with the instructions in the Letter of Transmittal, and mail or deliver the Letter of Transmittal (or such facsimile thereof) together with the certificates representing tendered Shares and all other required documents to Wells Fargo Bank, N.A., the Depositary for the Offer, or tender such Shares pursuant to the procedure for book-entry transfer set forth in “The Offer — Section 3 — Book-Entry Delivery”; or

(ii) request your broker, dealer, bank, trust company or other nominee to effect the transaction for you.

Shareholders whose Shares are registered in the name of a broker, dealer, bank, trust company or other nominee must contact such person if they desire to tender their Shares.

Unless the context requires otherwise, all references to Shares herein shall include the associated Series A Junior Participating Preferred Stock Purchase Rights (the “Preferred Stock Rights”). The Preferred Stock Rights are presently evidenced by certificates for the Shares, and a tender by a shareholder of such shareholder’s shares of Common Stock will also constitute a tender of the associated Preferred Stock Rights.

Any shareholder who desires to tender Shares and whose certificates representing such Shares are not immediately available, or who cannot comply with the procedures for book-entry transfer on a timely basis, may tender such Shares pursuant to the guaranteed delivery procedure set forth in “The Offer — Section 3 — Guaranteed Delivery”.

Questions and requests for assistance may be directed to the Information Agent at the address and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be obtained from the Information Agent or from brokers, dealers, banks and trust companies.

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION, AND YOU SHOULD CAREFULLY READ BOTH IN THEIR ENTIRETY BEFORE MAKING A DECISION WITH RESPECT TO THE OFFER.

November 13, 2006

i

SUMMARY TERM SHEET

Securities Sought:	All issued and outstanding shares of common stock, par value $0.01 per share, of Stellent, Inc. and the associated Series A Junior Participating Preferred Stock purchase rights.

Price Offered Per Share:	$13.50 net to you in cash, without interest, less any required withholding taxes.

Scheduled Expiration of Offer	12:00 midnight, New York City time on Monday, December 11, 2006, unless extended.

Purchaser:	Star Acquisition Corp., a wholly-owned subsidiary of Oracle Systems Corporation, which is a wholly-owned subsidiary of Oracle Corporation.

The following are some of the questions that you, as a Stellent, Inc. shareholder, may have and the answers to those questions. We urge you to read carefully the remainder of this Offer to Purchase and the Letter of Transmittal because the information in this summary term sheet is not complete. Additional important information is contained in the remainder of this Offer to Purchase and the Letter of Transmittal.

Who is offering to buy my securities?

Our name is Star Acquisition Corp. We are a Minnesota corporation formed for the purpose of making this tender offer for all of the common stock of Stellent. We are a wholly-owned subsidiary of Oracle Systems Corporation, a Delaware corporation, which is a wholly-owned subsidiary of Oracle Corporation, a Delaware corporation.

Unless the context indicates otherwise, we will use the terms “us,” “we” and “our” in this Offer to Purchase to refer to Star Acquisition Corp. and, where appropriate, “Parent” or “Oracle Systems” to refer to Oracle Systems Corporation and “Oracle” to refer to Oracle Corporation. We will use the term “Stellent” or the “Company” to refer to Stellent, Inc. See “Introduction” and “The Offer — Section 9”.

What securities are you offering to purchase?

We are offering to purchase all of the outstanding common stock, par value $0.01 per share, of Stellent and the Series A Junior Participating Preferred Stock purchase rights associated with the shares of common stock. Unless the context requires otherwise, we refer to each share of Stellent common stock and the associated Series A Junior Participating Preferred Stock purchase right as a “share” or “Share”. See “Introduction”.

How much are you offering to pay for my shares and what is the form of payment?

We are offering to pay $13.50 per share, net to you in cash without interest, less any required withholding taxes. See “Introduction” and “The Offer — Section 1”.

Will I have to pay any fees or commissions?

If you are the record owner of your shares and you tender your shares to us in the offer, you will not have to pay brokerage fees or similar expenses. If you own your shares through a broker or other nominee, and your broker tenders your shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. See the “Introduction.”

Do you have the financial resources to pay for the shares?

Yes. We estimate that we will need approximately $450 million to purchase all of the outstanding shares pursuant to the offer and to pay all related fees and expenses. As of September 30, 2006, Oracle and its direct and indirect subsidiaries had cash and cash equivalents and short-term investments in the amount of approximately $8.0 billion. Oracle Systems expects to contribute or otherwise advance funds to enable us to consummate the offer.

We expect to have sufficient cash on hand at the expiration of the offer to pay the offer price for all shares in the offer. The offer is not conditioned upon any financing arrangements. See “The Offer — Section 10”.

Is your financial condition relevant to my decision to tender in the offer?

We do not think our financial condition is relevant to your decision whether to tender in the offer because:

•	the offer is being made for all of the outstanding shares solely for cash;

•	the offer is not subject to any financing condition;

•	if we consummate the offer, we expect to acquire all remaining shares for the same cash price in the subsequent merger; and

•	pursuant to the merger agreement, Oracle Systems, our parent, has represented that it will make available to us the funds necessary to consummate the offer and the merger.

What does the Board of Directors of Stellent think of the offer?

The Board of Directors of Stellent has, among other things, unanimously:

•	declared that the merger agreement and the transactions contemplated thereby, including the offer and the merger, are fair to and in the best interests of the shareholders of the Company;

•	approved and declared advisable the merger agreement and the transactions contemplated thereby; and

•	recommended that the Company shareholders tender their shares pursuant to the offer and, if necessary, adopt the merger agreement.

See “Introduction”.

Have any shareholders previously agreed to tender their shares in the offer?

Yes. All of the directors and executive officers of Stellent: Robert F. Olson, William B. Binch, Kenneth H. Holec, Alan B. Menkes, Darin P. McAreavey, Frank A. Radichel, Daniel P. Ryan, Philip E. Soran and Raymond A. Tucker have agreed to tender their shares in the offer. Collectively, these shareholders directly own approximately 7.6% of the outstanding shares. See “The Offer — Section 13 — Tender and Support Agreement”.

How long do I have to decide whether to tender in the offer?

You will have at least until 12:00 midnight, New York City time, on Monday, December 11, 2006 to tender your shares in the offer. If you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure, which is described later in this Offer to Purchase. See “The Offer — Section 3”.

Can the offer be extended and under what circumstances?

Yes. We have agreed in the merger agreement that we will extend the offer beyond Monday, December 11, 2006 in the following circumstances:

•	if any of the conditions to the offer have not been satisfied or waived, we will extend (and re-extend) the offer from time to time until the earliest to occur of (x) the satisfaction or waiver of these conditions, (y) April 1, 2007, and (z) the reasonable determination by Oracle Systems that these conditions cannot be satisfied on or prior to that date; and

•	if extension for any period is required by any rule, regulation or interpretation of the Securities and Exchange Commission.

In addition, we may elect to provide one or more “subsequent offering periods” for the offer. A subsequent offering period, if included, will be an additional period of time beginning after we have purchased shares tendered during the offer, during which any remaining shareholders may tender, but not withdraw, their shares and receive the offer consideration. We do not currently intend to include a subsequent offering period, although we reserve the right to do so. See “The Offer — Section 1”.

How will I be notified if the offer is extended?

If we decide to extend the offer, we will inform Wells Fargo Bank, N.A., the depositary for the offer, of that fact and will make a public announcement of the extension, no later than 9:00 A.M., New York City time, on the next business day after the date the offer was scheduled to expire. See “The Offer — Section 1”.

What are the most significant conditions to the offer?

The offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn before the expiration of the offer a number of shares of Stellent, which, together with the shares then owned by Parent and its subsidiaries (including Star Acquisition Corp.), represents at least a majority of the total number of shares then outstanding and (ii) any waiting periods or approvals under applicable antitrust laws having expired, been terminated or been obtained. The offer is also subject to other conditions. See “The Offer — Section 15”.

How do I tender my shares?

To tender your shares, you must deliver the certificate or certificates representing your shares, together with a completed Letter of Transmittal and any other required documents, to Wells Fargo Bank, N.A. not later than the time the offer expires. If your shares are held in street name by your broker, dealer, bank, trust company or other nominee, such nominee can tender your shares through The Depository Trust Company. If you cannot deliver everything required to make a valid tender to the depositary before the expiration of the offer, you may have a limited amount of additional time by having a financial institution (including most banks, savings and loan associations and brokerage houses) that is a member of a recognized Medallion Program approved by The Securities Transfer Association Inc., including the Securities Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) and the New York Stock Exchange, Inc. Medallion Signature Program (MSP), guarantee, pursuant to a Notice of Guaranteed Delivery, that the missing items will be received by the depositary within three Nasdaq Stock Market trading days. However, the depositary must receive the missing items within that three trading day period. See “The Offer — Section 3”.

Until what time can I withdraw tendered shares?

You can withdraw tendered shares at any time until the offer has expired. You may not, however, withdraw shares tendered during any subsequent offering period, if included. See “The Offer — Section 4”.

How do I withdraw previously tendered shares?

To withdraw shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to Wells Fargo Bank, N.A. while you have the right to withdraw the shares. See “The Offer — Section 4”.

When and how will I be paid for my tendered shares?

Subject to the terms and conditions of the offer, we will pay for all validly tendered and not withdrawn shares promptly after the later of the date of expiration of the offer and the satisfaction or waiver of the conditions to the offer that are dependent upon the expiration or termination of applicable waiting periods or the receipt of governmental approvals as described in “The Offer — Section 15”. See “The Offer — Section 2”.

We will pay for your validly tendered and not withdrawn shares by depositing the purchase price with Wells Fargo Bank, N.A., which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. In all cases, payment for tendered shares will be made only after timely receipt by Wells Fargo Bank, N.A. of certificates for such shares (or of a confirmation of a book-entry transfer of such shares as described in “The Offer — Section 3 — Book-Entry Delivery”), a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and any other required documents for such shares. See “The Offer — Section 2”.

Will the offer be followed by a merger if all the shares are not tendered in the offer?

Yes. If we accept for payment and pay for at least a majority of the outstanding shares, we expect to be merged with and into Stellent in accordance with the terms of the merger agreement. If that merger takes place, all remaining shareholders (other than us, Oracle and its subsidiaries and shareholders properly exercising their dissenters’ rights) will receive the price per share paid in the offer. See “The Offer — Section 12 — Purpose of the Offer; Plans for the Company”.

If a majority of the shares are tendered and accepted for payment, will Stellent continue as a public company?

No. Following the purchase of shares in the offer, we expect to consummate the merger and, following the merger, Stellent no longer will be publicly owned. However, if for some reason the merger does not take place, the number of shareholders of Stellent and the number of shares of Stellent which are still in the hands of the public may be so small that the shares may no longer be eligible to be traded on the Nasdaq Stock Market or on any securities exchange and there may no longer be an active public trading market (or, possibly, there may not be any public trading market) for the shares. Also, Stellent may cease making filings with the Securities and Exchange Commission or otherwise being required to comply with the Securities and Exchange Commission rules relating to publicly held companies. See the “Introduction” and “The Offer — Section 7”.

If I decide not to tender, how will the offer affect my shares?

If the merger described above takes place, shareholders not tendering in the offer will receive the same amount of cash per share that they would have received had they tendered their shares in the offer. Therefore, if such merger takes place, the only difference between tendering and not tendering shares in the offer is that tendering shareholders will be paid earlier. If, however, the merger does not take place and the offer is consummated, the number of shareholders and the number of shares that are still in the hands of the public may be so small that there will no longer be an active or liquid public trading market (or, possibly, any public trading market) for shares held by shareholders other than Purchaser, which may affect prices at which shares trade. Also, as described above, Stellent may cease making filings with the Securities and Exchange Commission or being required to comply with the Securities and Exchange Commission rules relating to publicly held companies. See “The Offer — Section 7”.

What is the market value of my shares as of a recent date?

On November 2, 2006, the last full trading day before the announcement of our intention to commence the offer, the last reported sales price of Stellent common stock reported on the Nasdaq Stock Market was $10.62 per share. We advise you to obtain a recent quotation for your shares prior to deciding whether or not to tender.

What are the material U.S. federal income tax consequences of participating in the offer?

In general, your sale of shares pursuant to the offer will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign income or other tax laws. You should consult your tax advisor about the tax consequences to you of participating in the offer in light of your particular circumstances. See “The Offer — Section 5”.

Who can I talk to if I have questions about the offer?

You can call Georgeson Inc., the information agent for the offer, at (212) 440-9800 (collect) or (866) 425-7129 (toll-free). See the back cover of this Offer to Purchase.

To the shareholders of Stellent, Inc.:

INTRODUCTION

We, Star Acquisition Corp., a Minnesota corporation (the “Purchaser”) and a wholly-owned subsidiary of Oracle Systems Corporation, a Delaware corporation (“Parent”), which is a wholly-owned subsidiary of Oracle Corporation, a Delaware corporation (“Oracle”), are offering to purchase all outstanding shares of common stock, par value $0.01 per share (the “Common Stock”), together with the associated Series A Junior Participating Preferred Stock purchase rights issued pursuant to the Share Rights Agreement (the “Rights Agreement”) dated May 29, 2002 between Stellent, Inc. and Wells Fargo Bank Minnesota, N.A., as Rights Agent thereunder (the “Preferred Stock Rights” and, together with the shares of Common Stock, the “Shares”), of Stellent, Inc., a Minnesota corporation (the “Company”), at a purchase price of $13.50 per Share, net to the seller in cash without interest thereon, less any withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

Shareholders of record who have Shares registered in their own names and tender directly to Wells Fargo Bank, N.A., the depositary for the Offer (the “Depositary”), will not have to pay brokerage fees or commissions. Shareholders with Shares held in street name by a broker, dealer, bank, trust company or other nominee should consult with their nominee to determine if they charge any transaction fees. Except as set forth in Instruction 6 of the Letter of Transmittal, shareholders will not have to pay stock transfer taxes on the sale of Shares pursuant to the Offer. However, any tendering shareholder or other payee who fails to complete and sign the Substitute Form W-9 that is included in the Letter of Transmittal or otherwise establish an exemption may be subject to backup withholding under the U.S. federal income tax laws. See “The Offer — Section 3 — Backup Withholding”. We will pay the charges and expenses of the Depositary and Georgeson Inc. (the “Information Agent”) incurred in connection with the Offer. See “The Offer — Section 17”.

We are making the Offer pursuant to an Agreement and Plan of Merger (the “Merger Agreement”) dated November 2, 2006 among Parent, the Purchaser and the Company. The Merger Agreement provides, among other things, that as soon as practicable after the consummation of the Offer, we will merge with and into the Company (the “Merger”), with the Company continuing as the surviving corporation and a wholly-owned subsidiary of Parent. In the Merger, each outstanding Share (other than the Dissenting Shares (as defined below) and any Shares held by the Company, Parent and any of their subsidiaries (including us)) will be converted into the right to receive the price paid in the Offer, without interest. The Merger Agreement is more fully described in Section 13 entitled “The Transaction Documents”.

The Board of Directors of the Company (the “Company Board”) has unanimously (i) declared that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, to be fair to and in the best interests of the shareholders of the Company, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, (iii) approved and adopted an amendment to the Rights Agreement to render the Preferred Stock Rights inapplicable to the Merger Agreement, the Tender and Support Agreement (as defined below), the Escrow Agreement (as defined below) and the transactions contemplated hereby and thereby, and (iv) recommended that the Company’s shareholders tender their Shares in the Offer and approve and adopt the Merger Agreement and the Merger.

Morgan Stanley & Co. Incorporated (“Morgan Stanley”), the Company’s financial advisor, has delivered to the Company Board its written opinion dated November 2, 2006 to the effect that, as of that date, the consideration to be received by the Company’s shareholders in the Offer and the Merger pursuant to the Merger Agreement was fair to such holders from a financial point of view. The full text of the written opinion of Morgan Stanley containing the assumptions made, procedures followed, matters considered and limitations on the review undertaken is included with the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”), which has been filed by the Company with the Securities and Exchange Commission (the “SEC”) in connection with the Offer and is being mailed to shareholders with this Offer to Purchase. We recommend that you read the full text of the opinion carefully.

The Offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn before the expiration of the Offer a number of Shares which, together with the Shares then owned by Parent and its subsidiaries (including the Purchaser), represents at least a majority of the aggregate number of Shares outstanding at the expiration of the offer (the “Minimum Condition”) and (ii) any waiting periods or approvals under applicable antitrust laws having expired, been terminated or been obtained. The Offer is also subject to other conditions. See “The Offer — Section 15”.

The Company has represented in the Merger Agreement that, as of November 1, 2006, there were (i) 29,999,426 shares of Common Stock issued and outstanding, (ii) outstanding options to purchase an aggregate of 6,008,648 shares of Common Stock and (iii) 71,913 shares of Common Stock reserved for settlement of restricted share awards, under the Company’s stock option and equity award plans and agreements. None of Oracle, Parent or the Purchaser currently beneficially owns any Shares except insofar as the Tender and Support Agreements described in the “Tender and Support Agreement; Escrow Agreement” subsection of Section 13 of this Offer to Purchase may be deemed to constitute beneficial ownership. Each of Oracle, Parent and the Purchaser disclaims any such beneficial ownership. Based on the foregoing, and assuming that no shares of Common Stock were issued by the Company after November 1, 2006 (including pursuant to stock option exercises), the Minimum Condition will be satisfied if the Purchaser would acquire at least 14,999,624 Shares in the Offer. All of the Company’s directors and executive officers, who collectively directly own 2,286,087 Shares (excluding the shares issuable upon exercise of outstanding options), representing approximately 7.6% of the Company’s issued and outstanding Shares as of November 1, 2006, already have agreed to tender their Shares into the Offer pursuant to the Tender and Support Agreement. See Section 1 entitled “Terms of the Offer” and Section 13 entitled “Transaction Documents” of this Offer to Purchase.

Shareholders tendering their Shares according to the guaranteed delivery procedures set forth under “The Offer — Section 3 — Guaranteed Delivery” may do so using the Notice of Guaranteed Delivery circulated herewith. As used herein, the term “Notice of Guaranteed Delivery” refers to such document.

If we accept for payment and pay for any Shares pursuant to the Offer, the Merger Agreement provides that Parent will be entitled to designate representatives to serve on the Company Board in proportion to our ownership of Shares following such purchase. Parent currently intends, as soon as practicable after consummation of the Offer, to exercise this right and to designate Lawrence J. Ellison, Jeffrey O. Henley, Safra A. Catz, Charles E. Phillips, Jr, Daniel Cooperman, Eric R. Ball and Gregory L. Hilbrich, each of whom is an officer of Oracle and/or the Purchaser, to serve as directors of the Company. For certain information regarding each of these persons, see Annex I hereto. The foregoing information and certain other information contained in this Offer to Purchase and the Schedule 14D-9 are being provided in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 thereunder. We expect that such board representation would permit Parent to exert substantial influence over the Company’s conduct of its business and operations. The Purchaser and Parent currently intend, as soon as practicable after consummation of the Offer, to consummate the Merger pursuant to the Merger Agreement. Following the Merger, the director or directors of the Purchaser will be the director or directors of the Company.

Consummation of the Merger is subject to a number of conditions, including adoption of the Merger Agreement by the shareholders of the Company, if such adoption is required under applicable law, and the Purchaser’s purchase of Shares pursuant to the Offer. Under Section 302A.621 of the Minnesota Business Corporation Act (the “MBCA”), if the Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, Parent and the Purchaser would be able to effect the Merger without a vote of the Company’s shareholders. If we do not acquire at least 90% of the outstanding Shares, Parent and the Purchaser would have to seek approval of the Merger Agreement and the Merger by the Company’s shareholders at a meeting of the Company’s shareholders. Approval of the Merger Agreement and the Merger at such a meeting would require the affirmative vote of holders of a majority of the voting power of all Shares entitled to vote. Thus, if the Minimum Condition and the other conditions to the Offer are satisfied and the Offer is completed, we will own a sufficient number of Shares to ensure that the Merger Agreement will be approved by the Company’s shareholders.

The Company has granted the Purchaser an irrevocable option (the “Top-Up Option”) to purchase up to that number of Shares (the “Top-Up Option Shares”) equal to the lowest number of Shares that, when added to the number of Shares owned by Parent and any of its subsidiaries (including Purchaser) immediately following consummation of the Offer, would constitute one share more than 90% of the Shares then outstanding (after giving effect to the issuance of the Top-Up Option Shares) at a purchase price per Top-Up Option Share equal to the Offer Price. Notwithstanding the foregoing, the Top-Up Option would not be exercisable if the aggregate number of Shares issuable upon exercise of the Top-Up Option, plus the aggregate number of then-outstanding Shares and shares reserved for issuance under the Company’s stock option and equity award plans, would exceed the number of authorized Shares or if the issuance of Shares pursuant to the Top-Up Option would require approval of the Company’s shareholders under the rules of the Nasdaq Stock Market.

Historically, Company has paid a quarterly cash dividend on the Shares. If we acquire control of the Company, we currently intend that no dividends will be declared on the Shares prior to the acquisition of the entire equity interest in the Company.

This Offer to Purchase and the related Letter of Transmittal contain important information, and you should carefully read both in their entirety before you make a decision with respect to the Offer.

THE OFFER

1.	Terms of the Offer.

Upon the terms and subject to the conditions set forth in the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), we will accept for payment and pay for all Shares that are validly tendered before the Expiration Date and not withdrawn. The term “Expiration Date” means 12:00 midnight, New York City time, on Monday December 11, 2006, unless extended, in which event “Expiration Date” means the latest time and date at which the Offer, as so extended, shall expire.

Parent, the Purchaser and the Company have agreed in the Merger Agreement that the Purchaser (a) will extend the Offer (a) from time to time, if at the Expiration Date any of the conditions to the Purchaser’s obligation to accept Shares for payment are not satisfied, until the earliest to occur of (x) the satisfaction or waiver of these conditions, (y) April 1, 2007 (the “End Date”), and (z) the reasonable determination by Parent that these conditions cannot be satisfied on or prior to the End Date, and (b) for any period required by any rule, regulation, interpretation, position or request of the SEC or the staff thereof applicable to the Offer. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to the right of each tendering shareholder to withdraw his or her Shares.

In the Merger Agreement, the Purchaser has agreed that it will not, without the consent of the Company, (a) decrease the number of shares subject to the Offer, (b) decrease or change the form of the consideration to be paid for Shares pursuant to the Offer, (c) waive the Minimum Condition, (d) add to the conditions set forth in “The Offer — Section 15” or (e) extend the Offer except as set forth in the Merger Agreement.

The Offer is subject to the conditions set forth in “The Offer — Section 15”, which include, among other things, satisfaction of the Minimum Condition and any waiting periods or approvals under applicable antitrust laws having expired, been terminated or been obtained. We believe the minimum number of Shares that must be tendered in order to achieve the Minimum Condition is approximately 14,999,624. The Company’s directors and executive officers, collectively directly owning 2,286,087 Shares (excluding the shares issuable upon exercise of outstanding options), representing approximately 7.6% of the Company’s issued and outstanding Shares as of November 1, 2006, already have agreed to tender their Shares into the Offer pursuant to the Tender and Support Agreement.

If any such condition to the Offer is not satisfied on or prior to the Expiration Date, subject to the terms and conditions contained in the Merger Agreement and the applicable rules and regulations of the SEC, the Purchaser (i) shall not be required to accept for payment or pay for any tendered Shares, (ii) may delay the acceptance for payment of, or the payment for, any tendered Shares, (iii) may terminate or amend the Offer as to Shares not then paid and (iv) may, and expressly reserves the right to, waive such condition (other than the Minimum Condition) and purchase all Shares validly tendered prior to the Expiration Date, and not withdrawn.

Except as set forth above, and subject to the terms and conditions contained in the Merger Agreement and the applicable rules and regulations of the SEC, we expressly reserve the right to increase the Offer Price or amend the Offer in any respect. If we change the percentage of Shares being sought or change the consideration to be paid for Shares pursuant to the Offer and the Offer is scheduled to expire at any time before the expiration of a period of 10 business days from, and including, the date that notice of such change is first published, sent or given in the manner specified below, the Offer shall be extended until the expiration of such period of 10 business days. If we make any other material change in the terms of or information concerning the Offer or waive a material condition of the Offer, we will extend the Offer, if required by applicable law, for a period sufficient to allow you to consider the amended terms of the Offer. In a published release, the SEC has stated that in its view an offer must remain open for a minimum period of time following a material change in the terms of such offer and that the waiver of a condition is a material change in the terms of an offer. The release states that an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to shareholders, and that if material changes are made with respect to information that approaches the significance of price and share levels, a minimum of 10 business days may be required to allow adequate dissemination and investor response. For purposes of this Offer to Purchase, “business day” means any day other than Saturday, Sunday or a U.S. federal holiday and consists of the time period from 12:01 A.M. through 12:00 midnight, New York City time.

If we extend the Offer, are delayed in accepting for payment or paying for Shares or are unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may, on our behalf, retain all Shares tendered, and such Shares may not be withdrawn except as provided in “The Offer — Section 4”. Our reservation of the right to delay acceptance for payment of or payment for Shares is subject to applicable law, which requires that we pay the consideration offered or return the Shares deposited by or on behalf of shareholders promptly after the termination or withdrawal of the Offer.

Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof, such announcement to be issued no later than 9:00 A.M., New York City time, on the next business day after the previously scheduled Expiration Date.

After the expiration of the Offer, we may, but are not obligated to, include one or more subsequent offering periods to permit additional tenders of Shares (a “Subsequent Offering Period”). Pursuant to Rule 14d-11 under the Exchange Act, we may include any Subsequent Offering Period so long as, among other things, (i) the Offer remains open for a minimum of 20 business days and has expired, (ii) all conditions to the Offer are satisfied or waived by us on or before the Expiration Date, (iii) we accept and promptly pay for all Shares validly tendered during the Offer, (iv) we announce the results of the Offer, including the approximate number and percentage of Shares deposited in the Offer, no later than 9:00 A.M., New York City time, on the next business day after the Expiration Date and immediately begin the Subsequent Offering Period and (v) we immediately accept and promptly pay for Shares as they are tendered during the Subsequent Offering Period. In addition, we may extend any initial Subsequent Offering Period by any period or periods, provided that the aggregate of the Subsequent Offering Period (including extensions thereof) is no more than 20 business days. No withdrawal rights apply to Shares tendered in any Subsequent Offering Period, and no withdrawal rights apply during any Subsequent Offering Period with respect to Shares previously tendered in the Offer and accepted for payment. The same price paid in the Offer will be paid to shareholders tendering Shares in a Subsequent Offering Period, if one is included.

We do not currently intend to include a Subsequent Offering Period, although we reserve the right to do so. If we elect to include or extend any Subsequent Offering Period, we will make a public announcement of such inclusion or extension no later than 9:00 A.M., New York City time, on the next business day after the Expiration Date or date of termination of any prior Subsequent Offering Period.

In connection with the Offer, the Company has provided us with mailing labels and security position listings for the purpose of disseminating the Offer to holders of Shares. We will send this Offer to Purchase, the related Letter of Transmittal and other related documents to record holders of Shares and to brokers, dealers, banks, trust companies and other nominees whose names appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

2.	Acceptance for Payment; Payment.

Upon the terms and subject to the conditions of the Offer, we will accept for payment and pay for all Shares validly tendered before the Expiration Date and not withdrawn promptly after the later of the Expiration Date and the satisfaction or waiver of all conditions that are dependent upon the receipt of governmental approvals set forth in “The Offer — Section 15”. Subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, we reserve the right, in our reasonable discretion and subject to applicable law, to delay the acceptance for payment or payment for Shares until satisfaction of all conditions to the Offer that are dependent upon the receipt of governmental approvals. If we increase the consideration to be paid for Shares pursuant to the Offer, we will pay such increased consideration for all Shares purchased pursuant to the Offer.

We will pay for Shares accepted for payment pursuant to the Offer by depositing the purchase price with the Depositary, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates for such Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility (as defined in “The Offer — Section 3 — Book-Entry Delivery”)), (ii) a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and (iii) any other required documents. For a description of the procedure for tendering Shares pursuant to the Offer, see “The Offer — Section 3”. Accordingly, payment may be made to tendering shareholders at different times if delivery of the Shares and other required documents occurs at different times. Under no circumstances will we pay interest on the consideration paid for Shares pursuant to the Offer, regardless of any delay in making such payment.

For purposes of the Offer, we shall be deemed to have accepted for payment tendered Shares when, as and if we give oral or written notice of our acceptance to the Depositary.

We reserve the right to transfer or assign, in whole or from time to time in part, to one or more of our affiliates the right to purchase Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve us of our obligations under the Offer or prejudice your rights to receive payment for Shares validly tendered and accepted for payment.

If any tendered Shares are not purchased pursuant to the Offer for any reason, or if certificates are submitted for more Shares than are tendered, certificates for such unpurchased or untendered Shares will be returned (or, in the case of Shares tendered by book-entry transfer, such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), without expense to you, promptly following the expiration or termination of the Offer.

3.	Procedure for Tendering Shares.

Valid Tender of Shares.  To tender Shares pursuant to the Offer, either (i) the Depositary must receive at one of its addresses set forth on the back cover of this Offer to Purchase (a) a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and any other documents required by the Letter of Transmittal and (b) certificates for the Shares to be tendered or delivery of such Shares pursuant to the procedures for book-entry transfer described below (and a confirmation of such delivery including an Agent’s Message (as defined below) if the tendering shareholder has not delivered a Letter of Transmittal), in each case by the Expiration Date, or (ii) the guaranteed delivery procedure described below must be complied with.

The method of delivery of Shares and all other required documents, including through the Book-Entry Transfer Facility, is at your option and risk, and delivery will be deemed made only when actually received by the Depositary. If certificates for Shares are sent by mail, we recommend registered mail with return receipt requested, properly insured, in time to be received on or prior to the Expiration Date.

The tender of Shares pursuant to any one of the procedures described above will constitute your acceptance of the Offer, as well as your representation and warranty that (i) you own the Shares being tendered within the meaning of Rule 14e-4 under the Exchange Act, (ii) the tender of such Shares complies with Rule 14e-4 under the Exchange Act and (iii) you have the full power and authority to tender, sell, assign and transfer the Shares tendered, as specified in the Letter of Transmittal. Our acceptance for payment of Shares tendered by you pursuant to the Offer will constitute a binding agreement between us with respect to such Shares, upon the terms and subject to the conditions of the Offer.

Shareholders tendering their Shares according to the guaranteed delivery procedures set forth under “The Offer — Section 3 — Guaranteed Delivery” may do so using the Notice of Guaranteed Delivery circulated herewith.

Book-Entry Delivery.  The Depositary will establish an account with respect to the Shares for purposes of the Offer at The Depository Trust Company (the “Book-Entry Transfer Facility”) within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may deliver Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account in accordance with the procedures of the Book-Entry Transfer Facility. However, although delivery of Shares may be effected through book-entry transfer, the Letter of Transmittal (or facsimile thereof) properly completed and duly executed together with any required signature guarantees or an Agent’s Message and any other required documents must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase by the Expiration Date, or the guaranteed delivery procedure described below must be complied with. Delivery of the Letter of Transmittal and any other required documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary. “Agent’s Message” means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a book-entry confirmation stating that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such book-entry confirmation that such participant has received, and agrees to be bound by, the terms of the Letter of Transmittal and that the Company may enforce such agreement against such participant.

Signature Guarantees.  All signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most banks, savings and loan associations and brokerage houses) that is a member of a recognized Medallion Program approved by The Securities Transfer Association Inc., including the Securities Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) and the New York Stock Exchange, Inc. Medallion Signature Program (MSP) or any other “eligible guarantor institution” (as such term is defined in Rule 17Ad-15 under the Exchange Act) (each an “Eligible Institution”), unless (i) the Letter of Transmittal is signed by the registered holder of the Shares tendered therewith and such holder has not completed the box entitled “Special Payment Instructions” on the Letter of Transmittal or (ii) such Shares are tendered for the account of an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal.

Guaranteed Delivery.  If you wish to tender Shares pursuant to the Offer and cannot deliver such Shares and all other required documents to the Depositary by the Expiration Date or cannot complete the procedure for delivery by book-entry transfer on a timely basis, you may nevertheless tender such Shares if all of the following conditions are met:

(i) such tender is made by or through an Eligible Institution;

(ii) a properly completed and duly executed Notice of Guaranteed Delivery in the form provided by the Purchaser is received by the Depositary (as provided below) by the Expiration Date; and

(iii) the certificates for such Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility), together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof) together with any required signature guarantee or an Agent’s Message and any other required documents, are received by the Depositary within three Nasdaq Stock Market (“Nasdaq”) trading days after the date of execution of the Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be delivered by hand or transmitted by telegram, telex, facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

Backup Withholding.  Under the U.S. federal income tax laws, backup withholding will apply to any payments made pursuant to the Offer unless you provide the Depositary with your correct taxpayer identification number and certify that you are not subject to such backup withholding by completing the Substitute Form W-9 included in the Letter of Transmittal or otherwise establish an exemption. If you are a non-resident alien or foreign entity not subject to backup withholding, you must give the Depositary a completed Form W-8BEN Certificate of Foreign Status (or other applicable Form W-8) before receipt of any payment in order to avoid backup withholding.

Appointment of Proxy.  By executing a Letter of Transmittal, you irrevocably appoint our designees as your proxies in the manner set forth in the Letter of Transmittal to the full extent of your rights with respect to the Shares tendered and accepted for payment by us (and any and all other Shares or other securities issued or issuable in respect of such Shares on or after November 13, 2006). All such proxies are irrevocable and coupled with an interest in the tendered Shares. Such appointment is effective only upon our acceptance for payment of such Shares. Upon such acceptance for payment, all prior proxies and consents granted by you with respect to such Shares and other securities will, without further action, be revoked, and no subsequent proxies may be given (and, if previously given, will cease to be effective). Our designees will be empowered to exercise all your voting and other rights as they, in their reasonable discretion, may deem proper at any annual, special or adjourned meeting of the Company’s shareholders. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our acceptance for payment of such Shares, we or our designee must be able to exercise full voting rights with respect to such Shares and other securities (including voting at any meeting of shareholders).

The foregoing proxies are effective only upon acceptance for payment of Shares pursuant to the Offer. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares, for any meeting of the Company’s shareholders.

Determination of Validity.  We will determine, in our reasonable discretion, all questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares, and our determination shall be final and binding. We reserve the absolute right to reject any or all tenders of Shares that we determine not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in any tender of Shares. None of the Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in tenders or waiver of any such defect or irregularity or incur any liability for failure to give any such notification.

4.	Withdrawal Rights.

You may withdraw any tenders of Shares made pursuant to the Offer at any time before the Expiration Date. Thereafter, such tenders are irrevocable, except that they may be withdrawn after January 13, 2007, unless such Shares have been accepted for payment as provided in this Offer to Purchase. If we extend the period of time during which the Offer is open, are delayed in accepting for payment or paying for Shares or are unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may, on our behalf, retain all Shares tendered, and such Shares may not be withdrawn except as otherwise provided in this Section 4.

For your withdrawal to be effective, a written, telegraphic, telex or facsimile transmission notice of withdrawal with respect to the Shares must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase, and the notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of Shares, if different from that of the person who tendered such Shares. If the Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with (except in the case of Shares tendered by an Eligible Institution) signatures guaranteed by an Eligible Institution must be submitted before the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the name of the registered holder (if different from that of the tendering shareholder) and the serial numbers shown on the particular certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. Withdrawals may not be rescinded, and Shares withdrawn will thereafter be deemed not validly tendered. However, withdrawn Shares may be retendered by again following one of the procedures described in “The Offer — Section 3” at any time before the Expiration Date.

If we include any Subsequent Offering Period following the Offer, no withdrawal rights will apply to Shares tendered in such Subsequent Offering Period and no withdrawal rights apply during such Subsequent Offering Period with respect to Shares previously tendered in the Offer and accepted for payment.

We will determine, in our reasonable discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal, and our determination shall be final and binding. None of the Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or waiver of any such defect or irregularity or incur any liability for failure to give any such notification.

5.	Certain Tax Considerations.

The U.S. federal income tax discussion set forth below is included for general information only and is based upon present law. Due to the individual nature of tax consequences, we recommend that you consult your tax advisors as to the specific tax consequences to you of the Offer, including the effects of applicable state, local and other tax laws. The following discussion may not apply to certain shareholders. For example, the following discussion may not apply to you if you acquired your Shares pursuant to the exercise of stock options or other compensation arrangements with the Company, you are not a citizen or resident of the United States or you are otherwise subject to special tax treatment under the Internal Revenue Code of 1986, as amended.

Your sale of Shares pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local and other tax laws. In general, if you tender Shares pursuant to the Offer, you will recognize gain or loss equal to the difference between the tax basis of your Shares and the amount of cash received in exchange therefor. Gain or loss will be determined separately for each block of shares (i.e., shares acquired at the same cost in a single transaction) sold pursuant to the Offer. Such gain or loss will be capital gain or loss if you hold the Shares as capital assets and will be long-term capital gain or loss if your holding period for the Shares is more than one year as of the date of the sale of such Shares.

A shareholder whose Shares are purchased in the Offer may be subject to backup withholding unless certain information is provided to the Depositary or an exemption applies. See “The Offer — Section 3 — Backup Withholding”.

6.	Price Range of Shares; Dividends.

The Shares are listed and principally traded on Nasdaq under the symbol STEL. The following table sets forth for the periods indicated the high and low sales prices per Share on Nasdaq as reported in published financial sources:

	High	Low

Fiscal year ended March 31, 2005
First Quarter	8.95	6.60
Second Quarter	8.66	6.05
Third Quarter	9.25	6.40
Fourth Quarter	9.21	8.01
Fiscal year ended March 31, 2006
First Quarter	8.76	6.75
Second Quarter	8.84	7.12
Third Quarter	10.91	8.42
Fourth Quarter	12.25	9.29
Fiscal year ending March 31, 2007
First Quarter	13.20	8.89
Second Quarter	11.39	8.45
Third Quarter (through November 2, 2006)	11.85	10.50

The Company has paid a quarterly cash dividend on the Shares. If we acquire control of the Company, we currently intend that no dividends will be declared on the Shares prior to the acquisition of the entire equity interest in the Company.

On November 2, 2006, the last full trading day before the announcement of our intention to commence the Offer, the last reported sales price of the Shares reported on Nasdaq was $10.62 per Share. Please obtain a recent quotation for your Shares prior to deciding whether or not to tender.

7.	Possible Effects of the Offer on the Market for the Shares; Stock Quotation; Registration under the Exchange Act; Margin Regulations.

Possible Effects of the Offer on the Market for the Shares.  If the Merger is consummated, shareholders not tendering their Shares in the Offer (other than those properly exercising their appraisal rights) will receive cash in an amount equal to the price per Share paid in the Offer. Therefore, if the Merger takes place, the only difference between tendering and not tendering Shares in the Offer is that tendering shareholders will be paid earlier. If, however, the Merger does not take place and the Offer is consummated, the number of shareholders and the number of Shares that are still in the hands of the public may be so small that there will no longer be an active or liquid public trading market (or possibly any public trading market) for Shares held by shareholders other than the Purchaser. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the price paid in the Offer.

Stock Quotation.  Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the standards for continued inclusion in Nasdaq. If, as a result of the purchase of Shares pursuant to the Offer, the Shares no longer meet the criteria for continuing inclusion in Nasdaq, the market for the Shares could be adversely affected. According to Nasdaq’s published guidelines, the Shares would not meet the criteria for continued inclusion in Nasdaq if, among other things, the number of publicly held Shares were less than 750,000, the aggregate market value of the publicly held Shares were less than $5,000,000 or there were fewer than two market makers for the Shares. If, as a result of the purchase of the Shares pursuant to the Offer, the Shares no longer meet these standards, the quotations on Nasdaq will be discontinued. In the event the Shares were no longer quoted on Nasdaq, quotations might still be available from other sources. The extent of the public market for the Shares and availability of such quotations would, however, depend upon such factors as the number of holders and/or the aggregate market value of the publicly held Shares at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration of the Shares under the Exchange Act and other factors.

Registration under the Exchange Act.  The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of the Company to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of the registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to holders of Shares and to the SEC and would make certain of the provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirement to furnish a proxy statement pursuant to Section 14(a) in connection with a shareholders’ meeting and the related requirement to furnish an annual report to shareholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions, no longer applicable to the Shares. Furthermore, “affiliates” of the Company and persons holding “restricted securities” of the Company may be deprived of the ability to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or eligible for listing or Nasdaq reporting. We intend to seek to cause the Company to terminate registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration of the Shares are met.

Margin Regulations.  The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of such Shares. Depending upon factors similar to those described above regarding listing and market quotations, the Shares might no longer constitute “margin securities” for the purposes of the Federal Reserve Board’s margin regulations and, therefore, could no longer be used as collateral for loans made by brokers.

8.	Certain Information Concerning the Company.

The information concerning the Company contained in this Offer to Purchase has been taken from or based upon publicly available documents and records on file with the SEC and other public sources and is qualified in its entirety by reference thereto. None of Oracle, Parent, the Purchaser, the Information Agent or the Depositary can take responsibility for the accuracy or completeness of the information contained in such documents and records or for any failure by the Company to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to Oracle, Parent, the Purchaser, the Information Agent or the Depositary.

General.  The Company is a Minnesota corporation with its principal executive offices located at 7500 Flying Cloud Drive, Eden Prairie, Minnesota 55344. The Company’s telephone number is (952) 903-2000. The Company is a leading worldwide provider of software solutions related to efficiently creating, managing, sharing and archiving critical information.

Additional Information.  The Company is subject to the informational requirements of the Exchange Act and in accordance therewith files periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. The Company is required to disclose in such proxy statements certain information, as of particular dates, concerning the Company’s directors and officers, their remuneration, stock options granted to them, the principal holders of the Company’s securities and any material interest of such persons in transactions with the Company. Such reports, proxy statements and other information may be inspected at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549, or free of charge at the Web site maintained by the SEC at http://www.sec.gov.

9.	Certain Information Concerning the Purchaser, Parent and Oracle.

We are a Minnesota corporation incorporated on October 17, 2006, with principal executive offices at 500 Oracle Parkway, Redwood City, CA 94065. The telephone number of our principal executive offices is (650) 506-7000. To date, we have engaged in no activities other than those incident to our formation and the commencement of the Offer. We are a wholly-owned subsidiary of Parent.

Parent is a Delaware corporation incorporated on October 29, 1986, with principal executive offices at 500 Oracle Parkway, Redwood City, CA 94065. The telephone number of Parent’s principal executive offices is (650) 506-7000. Parent is primarily a holding corporation and is a wholly-owned subsidiary of Oracle.

Oracle is a Delaware corporation incorporated on September 9, 2005, with principal executive offices at 500 Oracle Parkway, Redwood City, CA 94065. The telephone number of Oracle’s principal executive offices is (650) 506-7000. Oracle was initially formed as a direct wholly-owned subsidiary of Parent. Prior to January 31, 2006, Oracle’s name was Ozark Holding Inc. and Parent’s name was Oracle Corporation. On January 31, 2006, in connection with the acquisition of Siebel Systems, Inc., a wholly-owned subsidiary of Oracle was merged with and into Parent, with Parent surviving as a wholly-owned subsidiary of Oracle. As a result, Oracle became the parent company of Parent, and the changes to the names of Oracle and Parent were effected.

Oracle is a holding corporation with no significant assets other than ownership of its direct and indirect subsidiaries around the world. Oracle is the world’s largest enterprise software company. Through its subsidiaries, Oracle develops, manufactures, markets, distributes, and services database and middleware software as well as applications software designed to help its customers manage and grow their business operations. Oracle’s goal is to offer customers scalable, reliable, secure and integrated database, middleware and applications software that provides transactional efficiencies, adapts to an organization’s unique needs, and allows better ways to access and manage information at a low total cost of ownership.

The name, business address, current principal occupation or employment, five year material employment history and citizenship of each director and executive officer of Oracle, Parent and the Purchaser and certain other information are set forth on Annex I hereto.

Except as set forth elsewhere in this Offer to Purchase or Annex I to this Offer to Purchase: (i) none of Oracle, Parent, the Purchaser and, to Oracle’s, Parent’s and the Purchaser’s knowledge, the persons listed in Annex I hereto or any associate or majority owned subsidiary of Oracle, Parent, the Purchaser or of any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of the Company; (ii) none of Oracle, Parent, the Purchaser and, to Oracle’s, Parent’s and the Purchaser’s knowledge, the persons or entities referred to in clause (i) above has effected any transaction in the Shares or any other equity securities of the Company during the past 60 days; (iii) none of Oracle, Parent, the Purchaser and, to Oracle’s, Parent’s and the Purchaser’s knowledge, the persons listed in Annex I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations); (iv) during the two years before the date of this Offer to Purchase, there have been no transactions between Oracle, Parent, the Purchaser, their subsidiaries or, to Oracle’s, Parent’s and the Purchaser’s knowledge, any of the persons listed in Annex I to this Offer to Purchase, on the one hand, and the Company or any of its executive officers, directors or affiliates, on the other hand, that would require reporting under SEC rules and regulations; and (v) during the two years before the date of this Offer to Purchase, there have been no contracts, negotiations or transactions between Oracle, Parent, the Purchaser, their subsidiaries or, to Oracle’s, Parent’s and the Purchaser’s knowledge, any of the persons listed in Annex I to this Offer to Purchase, on the one hand, and the Company or any of its subsidiaries or affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

Additional Information.  Oracle is subject to the informational requirements of the Exchange Act and in accordance therewith files periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Oracle is required to disclose in such proxy statements certain information, as of particular dates, concerning its directors and officers, their remuneration, stock options granted to them, the principal holders of its securities and any material interests of such persons in transactions with Oracle. Such reports, proxy statements and other information are available for inspection and copying at the offices of the SEC in the same manner as set forth with respect to the Company in “The Offer — Section 8”.

10.	Source and Amount of Funds.

We estimate that we will need approximately $450 million to purchase all of the outstanding shares pursuant to the offer and to pay all related fees and expenses. As of September 30, 2006, Oracle and its direct and indirect subsidiaries had cash and cash equivalents and short-term investments in the amount of approximately $8.0 billion. Oracle Systems expects to contribute or otherwise advance funds to enable us to consummate the offer. We expect to have sufficient cash on hand at the expiration of the Offer to pay the offer price for all shares in the Offer. The Offer is not conditioned upon any financing arrangements.

11.	Background of the Offer and the Merger; Past Contacts or Negotiations with the Company.

The information set forth below regarding the Company was provided by the Company and none of the Purchaser, Parent or Oracle takes any responsibility for the accuracy or completeness of any information regarding meetings or discussions in which Oracle or its affiliates or representatives did not participate.

As part of the continuous evaluation of its businesses and plans, Oracle regularly considers a variety of strategic options and transactions. From time to time, Oracle has considered a variety of potential strategic transactions in the enterprise content management software segment.

On August 11, 2006, Douglas Kehring, Senior Vice President, Corporate Development of Oracle, contacted Robert F. Olson, Chairman, President and Chief Executive Officer of the Company, requesting time to discuss possible strategic opportunities. A teleconference between Mr. Kehring and Mr. Olson followed on August 14, 2006 during which they discussed Oracle’s interest in a potential acquisition of the Company.

On August 15, 2006, Oracle and the Company entered into a confidentiality agreement to facilitate the sharing of information with respect to their discussions.

On August 16, 2006, an initial meeting was held among members of the Company’s senior management and Mr. Kehring, Rich Buchheim, Senior Director, Product Management of Oracle, Josh Blachman, Director, Corporate Development of Oracle and other Oracle representatives in Eden Prairie, Minnesota during which Oracle commenced its due diligence investigation of the Company. During the remainder of August 2006, Oracle representatives requested and were provided with additional information from the Company with respect to its business and products.

On August 28, 2006, Mr. Kehring spoke with Mr. Olson regarding the potential transaction. On August 29, 2006, a teleconference due diligence session was held by Mr. Kehring, Mr. Blachman and Diane Shook, Vice President of Oracle with representatives of the Company.

On September 1, 2006, members of the Company’s senior management met with Mr. Kehring, Edward Screven, Chief Corporate Architect of Oracle, Mr. Buchheim and Mr. Blachman in Eden Prairie, Minnesota and made a full day presentation to respond to Oracle’s due diligence requests. During the remainder of September 2006, Oracle representatives continued their due diligence investigation of the Company.

On September 7, 2006 Mr. Kehring spoke with Mr. Olson in respect of the transaction process and the timeline for further discussions and due diligence. On September 22, 2006, members of the Company’s senior management met with Mr. Kehring, Mr. Blachman and other representatives of Oracle in Redwood Shores, California to provide additional information in response to Oracle’s due diligence requests.

On October 2, 2006, Mr. Kehring and Mr. Blachman had a telephone conference with representatives of the Company’s financial advisor, Morgan Stanley, regarding the transaction. No specific offer price was discussed at this time.

On October 4, 2006, Oracle delivered a draft exclusivity letter and non-binding termsheet to the Company which outlined the proposed key terms and timeline for the transaction. No offer price was indicated. Oracle’s proposal was subject to confirmatory due diligence and the negotiation of definitive agreements. Oracle’s exclusivity letter contained provisions whereby the Company and its advisors would be required to cease discussions with all other parties regarding any acquisition of the Company as a condition to proceeding with discussions with Oracle.

Between October 4 and 9, 2006, members of the Company’s senior management had a series of discussions with representatives of Oracle regarding the terms of Oracle’s exclusivity letter and termsheet, including the scope of the proposed exclusivity provisions and transaction timing. The Company requested a number of revisions to Oracle’s exclusivity letter including the shortening of the proposed exclusivity period.

On October 9, 2006, Oracle delivered a revised exclusivity letter and termsheet, which contained an offer price of $13.00 per share in cash. The closing price of the Company’s stock on October 9, 2006 was $11.33.

On October 10, 2006, Mr. Olson spoke with Mr. Kehring and informed him that the Company was countering with an offer price of $14.00 per share. After further discussion between Mr. Kehring and Mr. Olson, Oracle agreed to increase its offer price to $13.50. On October 11, 2006, the exclusivity letter was executed by Oracle and the Company, accompanied by a non-binding termsheet indicating a proposed offer price of $13.50 per share. The closing price of the Company’s stock on October 11, 2006 was $11.14.

From October 12 to November 1, 2006, representatives of Oracle and its advisors continued their due diligence investigation of the Company.

On October 13, 2006, Oracle’s legal advisor Davis Polk & Wardwell (“Davis Polk”) delivered a draft of the merger agreement for the transaction to the Company’s legal advisor Faegre & Benson LLP (“Faegre & Benson”). On October 19, 2006, Faegre & Benson delivered its comments to the proposed draft of the merger agreement to Davis Polk.

On October 26, 2006, Davis Polk delivered to Faegre & Benson a revised draft of the merger agreement and a draft tender and support agreement and escrow agreement for the transaction. On October 29, 2006 Faegre & Benson delivered a draft rights agreement amendment in respect of the transaction to Davis Polk.

Between October 26, 2006 and November 2, 2006, Davis Polk, Faegre & Benson and representatives of the Company and Oracle and their respective advisors negotiated the proposed merger agreement and other transaction documents.

On November 2, 2006, the Board of Directors of Oracle convened by telephone conference and unanimously approved the Merger Agreement and the consummation of the Offer and the Merger. Later that day the Company, Parent and the Purchaser executed the Merger Agreement, the Company executed the rights agreement amendment, and Parent, the Purchaser and the other signatories to the tender and support agreement and the escrow agreement executed these agreements.

On November 2, 2006, Oracle and the Company announced the transaction.

12.	Purpose of the Offer; Plans for the Company

Purpose of the Offer; Plans for the Company.  The purpose of the Offer is to acquire control of, and the entire equity interest in, the Company. Pursuant to the Merger Agreement, Parent is entitled as soon as practicable after consummation of the Offer, to seek representation on the Company Board proportionate to the Purchaser’s ownership of Shares and to seek to have the Company consummate the Merger pursuant to the Merger Agreement. Pursuant to the Merger, the outstanding Shares not owned by Parent or its subsidiaries (including the Purchaser) will be converted into the right to receive cash in an amount equal to the price per Share provided pursuant to the Offer, without interest.

Under the MBCA, the approval of the Company Board and the affirmative vote of the holders of a majority of the Shares entitled to vote may be required to approve and adopt the Merger Agreement and the transactions contemplated thereby including the Merger. The Company Board has unanimously approved and adopted the Merger Agreement and the transactions contemplated thereby and, unless the Merger is consummated pursuant to the “short-form” merger provisions under the MBCA described below, the only remaining required corporate action of the Company is the adoption of the Merger Agreement by the affirmative vote of the holders of a majority of the Shares. If shareholder approval for the Merger is required, Parent intends to cause the Company Board to set the record date for the shareholder approval for a date as soon as practicable after the consummation of the Offer. Accordingly, if the Minimum Condition is satisfied, we believe the Purchaser will have sufficient voting power to cause the approval and adoption of the Merger Agreement and the transactions contemplated thereby without the affirmative vote of any other shareholders.

If we accept for payment and pay for any Shares pursuant to the Offer, the Merger Agreement provides that Parent will be entitled to designate representatives to serve on the Company Board in proportion to our ownership of Shares following such purchase. Parent currently intends, promptly after consummation of the Offer, to exercise this right and to designate Lawrence J. Ellison, Jeffrey O. Henley, Safra A. Catz, Charles E. Phillips, Jr, Daniel Cooperman, Eric R. Ball and Gregory L. Hilbrich, each of whom is an officer of Oracle and/or the Purchaser, to serve as directors of the Company. For certain information regarding each of these persons, see Annex I hereto. The foregoing information and certain other information contained in this Offer to Purchase and the Schedule 14D-9 being mailed to shareholders herewith are being provided in accordance with the requirements of Section 14(f) of the Exchange Act and Rule 14f-1 thereunder. We expect that such representation would permit Parent to exert substantial influence over the Company’s conduct of its business and operations. In addition, if we accept for payment and pay for at least a majority of the outstanding Shares, we are expected to be merged with and into the Company. Parent and the Purchaser currently intend, as soon as practicable after consummation of the Offer, to consummate the Merger pursuant to the Merger Agreement. Following the Merger, the director or directors of Purchaser will be the director or directors of the Company. See “The Offer — Section 13 — The Merger Agreement”.

In connection with Oracle’s consideration of the Offer, Oracle has developed a plan, on the basis of available information, for the combination of the business of the Company with that of Oracle. Important elements of that plan include: (i) incorporating the Company’s product line into Oracle’s existing middleware, database and enterprise applications and successor product families; (ii) continuing to develop the Company’s products; (iii) ensuring customer continuity and support; and (iv) retaining the Company’s sales, development and support organizations while combining other functions with Parent’s existing infrastructure. Oracle will continue to evaluate and refine the plan and may make changes to it as additional information is obtained.

Except as described above or elsewhere in this Offer to Purchase, Oracle, Parent and the Purchaser have no present plans or proposals that would relate to or result in (i) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries, (ii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (iii) any change in the location of the Company’s principal place of business, its principal executive office, or a material portion of its business activities, (iv) any change in the present management of the Company or policies of employment, (v) any material change in the Company’s capitalization or dividend policy, (vi) any other material change in the Company’s corporate structure or business, (vii) any material changes in the Company’s present charitable or community contributions or related policies, programs, or practices, or (viii) any material changes in the Company’s present relationship with its suppliers, customers, or the communities in which it operates.

Dissenters’ Rights.  No rights to seek to obtain the “fair value” of their Shares are available to the Company’s shareholders in connection with the Offer. However, if the Merger is consummated, a shareholder of the Company who has not tendered his or her Shares in the Offer will have certain rights under Sections 302A.471 and 302A.473 of the MBCA to dissent from the Merger and obtain payment in cash for the “fair value” of that shareholder’s Shares. Those rights, if the statutory procedures are complied with, could lead to a judicial determination of the fair value (immediately prior to the effective time of the Merger) required to be paid in cash to dissenting shareholders of the Company for their Shares. Any such judicial determination of the fair value of the Shares would not necessarily include any element of value arising from the accomplishment or expectation of the Merger and could be based upon considerations other than or in addition to the consideration per share to be paid in the Merger and the market value of the Shares, including asset values and the investment value of the Shares. The value so determined could be more or less than the price per Share paid pursuant to the Offer or consideration per Share payable in the

Merger. Moreover, we may argue in such a judicial proceeding that, for purposes of such proceeding, the fair value of the Shares is less than the price per Share paid pursuant to the Offer or consideration per Share payable in the Merger. Under Subdivision 4 of Section 302A.471 of the MBCA, a Company shareholder’s rights with respect to the Merger are limited to the dissenters’ rights provided under Sections 302A.471 and 302A.473 of the MBCA. A Company shareholder has no right, at law or in equity, to set aside the approval of the Merger or the consummation of the Merger, unless such adoption or consummation was fraudulent with respect to such shareholder or the Company. Any Shares which are issued and outstanding immediately prior to the effective time of the Merger and which are held by a holder who has not voted such Shares in favor of the Merger and who has properly exercised dissenters’ rights with respect to such Shares in accordance with the MBCA (including Sections 302A.471 and 302A.473 thereof) and, as of the effective time of the Merger, has neither effectively withdrawn nor otherwise lost for any reason its right to exercise such dissenters’ rights, will not be converted into or represent a right to receive the consideration payable in the Merger. The holders of dissenting shares will be entitled to only such rights as are granted by Section 302A.471 of the MBCA. If any Company shareholder who asserts dissenters’ rights with respect to its Shares under the MBCA effectively withdraws or otherwise loses for any reason (including failure to perfect) dissenters’ rights, then as of the effective time of the Merger or the occurrence of such event, whichever later occurs, such holder’s Shares will automatically be cancelled and converted into and represent only the right to receive the consideration payable in the Merger, without interest, upon surrender of the certificate or certificates formerly representing such dissenting shares.

THE PRESERVATION AND EXERCISE OF DISSENTERS’ RIGHTS REQUIRES STRICT ADHERENCE TO THE APPLICABLE PROVISIONS OF THE MINNESOTA BUSINESS CORPORATION ACT. FAILURE TO FULLY AND PRECISELY FOLLOW THE STEPS REQUIRED BY SECTIONS 302A.471 AND 302A.473 OF THE MINNESOTA BUSINESS CORPORATION ACT FOR THE PERFECTION OF DISSENTERS’ RIGHTS WILL RESULT IN THE LOSS OF THOSE RIGHTS. THE FOREGOING SUMMARY OF THE RIGHTS OF DISSENTING SHAREHOLDERS UNDER THE MINNESOTA BUSINESS CORPORATION ACT IS NOT A COMPLETE STATEMENT OF THE PROCEDURES TO BE FOLLOWED BY SHAREHOLDERS DESIRING TO EXERCISE ANY DISSENTERS’ RIGHTS AVAILABLE UNDER THE MINNESOTA BUSINESS CORPORATION ACT AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE MBCA.

DISSENTERS’ RIGHTS CANNOT BE EXERCISED AT THIS TIME. THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO SHAREHOLDERS IF THE MERGER IS CONSUMMATED. SHAREHOLDERS WHO WILL BE ENTITLED TO DISSENTERS’ RIGHTS IN CONNECTION WITH THE MERGER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING DISSENTERS’ RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH SHAREHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO.

13.	The Transaction Documents.

  The Merger Agreement

The following summary of certain provisions of the Merger Agreement is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which has been filed as Exhibits to the Schedule 13D filed by Oracle, Parent and the Purchaser on November 9, 2006 and is incorporated herein by reference. The following summary may not contain all of the information important to you. Capitalized terms used in the following summary and not otherwise defined in this Offer to Purchase have the meanings set forth in the Merger Agreement.

The Offer.  The Merger Agreement provides that the Offer will be conducted on the terms and subject to the conditions described in “The Offer — Section 1 — Terms of the Offer” and “The Offer — Section 15 — Conditions of the Offer”.

Merger.  The Merger Agreement provides that following the satisfaction or waiver of the conditions described below under “Conditions to the Merger,” the Purchaser will be merged with and into the Company, and each then outstanding Share (other than Shares owned directly by Parent, the Purchaser or any subsidiary of either the Company or Parent, or the Shares that are held by any shareholder who is entitled to and who properly exercises dissenters’ rights under the MBCA) will be converted into the right to receive cash in an amount equal to the price per Share provided pursuant to the Offer, without interest.

Vote Required to Adopt Merger.  The MBCA requires, among other things, that any plan of merger or consolidation of the Company must be, if the “short-form” merger procedure described below is not available, approved by the Company Board and approved and adopted by the affirmative vote of holders of a majority of the voting power of all Shares entitled to vote. The Company Board has approved the Merger Agreement, and the transactions contemplated thereby, including the Offer and the Merger; consequently, the only additional action of the Company that may be necessary to effect the Merger is approval and adoption of the Merger Agreement by the Company’s shareholders, as required if such “short-form” merger procedure is not available. Under the MBCA, if shareholder adoption of the Merger Agreement is required in order to consummate the Merger, the vote required is the affirmative vote of the holders of a majority of the then outstanding Shares entitled to vote. If the Purchaser acquires, through the Offer or otherwise, voting power with respect to a majority of the then outstanding Shares (which would be the case if the Minimum Condition were satisfied and the Purchaser were to accept for payment Shares tendered pursuant to the Offer), it would have sufficient voting power to effect the Merger without the affirmative vote of any other shareholder of the Company.

The MBCA also provides that if a parent company owns at least 90% of the outstanding shares of each class of stock of a subsidiary, the parent company and that subsidiary may merge without a vote of the shareholders of the parent or the subsidiary through a so-called “short form” merger. Accordingly, if, as a result of the Offer or otherwise, the Purchaser owns at least 90% of the outstanding Shares, the Purchaser could, and intends to, effect the Merger without prior notice to, or any action by, any other shareholder of the Company. Pursuant to the Merger Agreement, the Company granted the Purchaser the Top-Up Option, which permits but does not require Parent to purchase, at a price per Share equal to the price per Share paid in the Offer, a number of Shares that, when added to the number of Shares directly or indirectly owned by Parent or the Purchaser at the time of exercise of the Top-Up Option would constitute at least one share more than 90% of the Shares then outstanding.

Conditions to the Merger.  The Merger Agreement provides that the respective obligations of each party to effect the Merger is subject to the satisfaction or waiver of the following conditions: (a) if required by the MBCA, the Merger Agreement shall have been adopted by the affirmative vote of the holders of a majority of the Shares; (b) no statute, rule or regulation shall have been enacted or promulgated by any governmental authority, and no temporary restraining order, preliminary or permanent injunction or other order or legal restraint shall have been issued, in any case, which prohibits the consummation of the Merger; and (c) the Purchaser shall have previously accepted for payment and paid for Shares pursuant to the Offer.

Termination of the Merger Agreement.  The Merger Agreement may be terminated at any time prior to the effective time of the Merger, whether before or after adoption of the Merger Agreement by the shareholders of the Company:

(a) by mutual written consent of Parent and the Company;

(b) by either Parent or the Company if:

(i) the Offer has not been consummated on or before April 1, 2007 (the “End Date”); provided that the right to terminate the Merger Agreement pursuant to this clause (i) shall not be available to any party whose breach of any provision of the Merger Agreement results in the failure of the Offer to be consummated by the End Date; or

(ii) statute, rule or regulation shall have been enacted or promulgated by any governmental authority, or any restraining order or permanent injunction or other order or legal restraint shall have been issued, in any case, that has become final and nonappealable and that makes acceptance for payment of, and payment for, Shares pursuant to the Offer or consummation of the Merger illegal or otherwise prohibited, or enjoins the Purchaser from accepting for payment of, and paying for, Shares pursuant to the Offer or the Company or Parent from consummating the Merger;

(c) by Parent, if (i) an Adverse Recommendation Change (as defined below) shall have occurred; (ii) the Company shall have entered into, or publicly announced its intention to enter into, a letter of intent, memorandum of understanding or other contract relating to any Acquisition Proposal (as defined below); (iii) the Company or any of its representatives shall have willfully and materially breached any of its obligations described below under “Acquisition Proposals”; or (iv) a third party shall have consummated an Acquisition Proposal; or

(d) by the Company, if, prior to the acceptance for payment of the Shares under the Offer, the Company Board authorizes the Company, subject to complying with the terms of the Merger Agreement, to enter into a binding definitive agreement in respect of a Superior Proposal (as defined below); provided that the Company shall have paid the Termination Fee (as defined below); and provided further that prior to any termination by the Company, the Company must have given Parent at least three business days written notice, and during that period Parent must not have made an offer that is determined by the Company Board in good faith after considering the advice of its outside counsel and of a financial advisor of nationally recognized reputation to be at least as favorable to the shareholders of the Company as such Superior Proposal.

Acquisition Proposals.  The Merger Agreement provides that the Company and its subsidiaries will not, nor will they authorize or permit any of their respective officers, directors, employees, investment bankers, financial advisors, attorneys, accountants or other advisors, agents or representatives to, directly or indirectly (a) solicit, initiate or knowingly take any action to facilitate or encourage the submission of any Acquisition Proposal (as defined below) or any inquiries or the making of any proposal that could reasonably be expected to lead to any Acquisition Proposal, (b) conduct or engage in any discussions or negotiations with, disclose any non-public information relating to the Company or any of its subsidiaries to, afford access to the business, properties, assets, books or records of the Company or any of its subsidiaries to, or otherwise cooperate in any way with, or knowingly assist, participate in, facilitate or encourage any effort by, any third party that is seeking to make, or has made, any Acquisition Proposal, (c) amend or grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of the Company or any of its subsidiaries, approve any transaction under, or any third party becoming an “interested shareholder” under, Section 302A.011 of the MBCA, or amend or grant any waiver or release or approve any transaction or redeem any Preferred Stock Rights, except in connection with the transactions contemplated by the Merger Agreement, (d) enter into any agreement in principle, letter of intent, term sheet, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other contract relating to any Acquisition Proposal, or (e) make, withdraw or modify in a manner adverse to Parent or the Purchaser the Company Board’s recommendation in favor of the Offer, or recommend an Acquisition Proposal, fail to recommend against acceptance of any tender offer or exchange offer for the Shares within 10 business days after the commencement of such offer, or take any action or make any statement inconsistent with the Company Board’s recommendation in favor of the Offer, or resolve or agree to take any such action (any of the foregoing actions described in this clause (e), an “Adverse Recommendation Change”). The Company has agreed to, and to cause its subsidiaries and representatives to, cease immediately and cause to be terminated any and all existing activities, discussions or negotiations, if any, with any third party conducted prior to the date hereof with respect to any Acquisition Proposal and shall use its reasonable best efforts to cause any such third party (or its agents or advisors) in possession of non-public information in respect of the Company or any of its subsidiaries that was furnished by or on behalf of the Company and its subsidiaries at any time after April 1, 2006 to return or destroy (and confirm destruction of) all such information. Notwithstanding the foregoing, at any time prior to the acceptance for payment of Shares under the Offer, the Company Board, directly or indirectly through any representative, may (i) engage in negotiations or discussions with any third party that has made (and not withdrawn) a bona fide, unsolicited Acquisition Proposal in writing that the Company Board reasonably believes, after considering the advice of its outside legal counsel and of a financial advisor of nationally recognized reputation, is reasonably likely to lead to a Superior Proposal (as defined below), (ii) thereafter furnish to such third party non-public information relating to the Company or any of its subsidiaries pursuant to an executed confidentiality agreement with terms no less favorable to the Company than those contained in the Company’s confidential agreement with Oracle (a copy of which confidentiality agreement shall be promptly (in all events within 24 hours) provided for informational purposes only to Parent), (iii) following receipt of and on account of such Superior Proposal, make an Adverse Recommendation Change and/or (iv) take any non-appealable, final action that any court of competent jurisdiction orders the Company to take, but in each case referred to in the foregoing clauses (i) through (iii), only if the Company Board determines in good faith by a majority vote, after considering the advice of outside legal counsel to the Company, that it must take such action to comply with its fiduciary duties under applicable law.

In addition to the obligations of the Company described in the preceding two paragraphs, the Merger Agreement provides that the Company will notify Parent promptly (but in no event later than 24 hours) after receipt by the Company or any of its subsidiaries or representatives of any Acquisition Proposal, any inquiry that would reasonably be expected to lead to an Acquisition Proposal, any request for non-public information relating to the Company or any of its subsidiaries or for access to the business, properties, assets, books or records of the Company or any of its subsidiaries by any third party that is seeking to make an Acquisition Proposal or any other indication that a third party is considering making an Acquisition Proposal. Thereafter, the Company is required to keep Parent fully informed, as promptly as practicable, of the status and details of any such Acquisition Proposal, indication or request, including the material resolved and unresolved issues related thereto and material amendments or proposed amendments as to price and other material terms thereof. The Company is required to provide Parent with at least 48 hours prior notice of any meeting of the Company Board (or such lesser notice as is provided to the members of the Company Board) at which the Company Board is reasonably expected to consider any Acquisition Proposal. The Company is required promptly to provide Parent with any non-public information concerning the Company’s business, present or future performance, financial condition or results of operations, provided to any third party that was not previously provided to Parent, and copies of all other documents and written communications relating to such Acquisition Proposal exchanged between the Company, any of its subsidiaries or any of their respective Representatives, on the one hand, and the third party making such Acquisition Proposal or any of its Representatives, on the other hand.

The Merger Agreement defines “Acquisition Proposal” as, other than the transactions contemplated by the Merger Agreement, any offer, proposal, inquiry or indication of interest relating to any transaction or series of related transactions involving (i) any acquisition or purchase by any third party, directly or indirectly, of 15% or more of any class of outstanding voting or equity securities of the Company or any of its subsidiaries, or any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in any third party beneficially owning 15% or more of any class of outstanding voting or equity securities of the Company or any of its subsidiaries, (ii) any merger, amalgamation, consolidation, share exchange, business combination or other similar transaction involving the Company or any of its subsidiaries pursuant to which the shareholders of the Company immediately preceding such transaction hold, directly or indirectly, less than 85% of the equity interests in the surviving or resulting entity of such transaction, (iii) any sale, lease (other than in the ordinary course of business), exchange, transfer, license (other than in the ordinary course of business), acquisition or disposition of 15% or more of the assets of the Company or any of its subsidiaries (measured by the lesser of book or fair market value thereof), or (iv) any liquidation, dissolution, recapitalization, extraordinary dividend or other significant corporate reorganization of the Company or any of its subsidiaries.

“Superior Proposal” means any bona fide, unsolicited, written Acquisition Proposal which did not result from a breach of the Merger Agreement made by a third party which, if consummated, would result in such third party (or in the case of a direct merger between such third party or any subsidiary of such third party and the Company, the shareholders of such third party) owning, directly or indirectly, at least a majority of the outstanding Shares (so long as such third party is obligated to consummate a customary back-end merger pursuant to which any remaining holders of Shares are entitled to receive the same consideration) or all or substantially all the consolidated assets of the Company and its subsidiaries, and which Acquisition Proposal the Company Board determines in good faith by a majority vote, after considering the advice of its outside legal counsel and of a financial advisor of nationally recognized reputation and taking into account all of the terms and conditions of such Acquisition Proposal, including any break-up fees, expense reimbursement provisions and conditions to consummation, (i) is more favorable and provides greater value to all the Company’s shareholders (other than Parent and its affiliates) than as provided hereunder (including any changes to the terms of the Merger Agreement or the Offer proposed by Parent in response to such Superior Proposal or otherwise), (ii) is not subject to any financing condition (and if financing is required, such financing is then fully committed to the third party), and (iii) is reasonably capable of being completed on the terms proposed without unreasonable delay, taking into account all financial, legal, regulatory and other aspects of such Acquisition Proposal.

Fees and Expenses; Termination Fee.  Except as provided below, all fees and expenses incurred in connection with the Offer, the Merger and the other transactions contemplated by the Merger Agreement will be paid by the party incurring such fees or expenses, whether or not the Offer or the Merger is consummated, other than any filing fees payable under the HSR Act and any foreign competition law which will be shared equally between the Company and Parent.

If the Merger Agreement is terminated pursuant to paragraphs (c) or (d) of subsection “Termination of the Merger Agreement” above, then the Company shall pay to Parent (by wire transfer of immediately available funds), simultaneously with the occurrence of such termination, a fee equal to $15,500,000 (the “Termination Fee”).

If the Merger Agreement is terminated pursuant to paragraph (b)(i) of subsection “Termination of the Merger Agreement” above, and (A) prior to the acceptance for payment of Shares under the Offer, an Acquisition Proposal shall have been made, and (B) within 12 months following the date of such termination the Company shall have recommended to its shareholders, or consummated, an Acquisition Proposal or entered into a definitive agreement with respect to an Acquisition Proposal which shall have then been consummated within 24 months following the date of such termination, then the Company shall pay to Parent (by wire transfer of immediately available funds), within one business day after such event occurring to the Termination Fee.

Conduct of Business by the Company.  The Merger Agreement provides that except for matters expressly contemplated by the Merger Agreement, from the date of the Merger Agreement until the effective time of the Merger, the Company will, and will cause each of its subsidiaries to, conduct its business in the ordinary course consistent with past practice and use its reasonable best efforts to preserve intact its assets, intellectual property rights and business organization, maintain in effect all of its governmental authorizations, keep available the services of its directors, officers and employees, maintain satisfactory relationships with its customers, partners, suppliers, licensors, licensees, distributors and others having material business relationships with it, manage its working capital (including the timing of collection of accounts receivable and of the payment of accounts payable and the management of inventory) in the ordinary course of business consistent with past practice, and continue to make capital expenditures consistent with the Company’s capital expenditure budget. In addition, and without limiting the generality of the foregoing, except for matters expressly permitted by the Merger Agreement or set forth in the Company’s disclosure schedule delivered to Parent and the Purchaser contemporaneously with the execution of the Merger Agreement (the “Company Disclosure Schedule”), from the date of the Merger Agreement to the effective time of the Merger, the Company will not, and will not permit any of its subsidiaries to, do any of the following without the prior written consent of Parent:

(a) amend its articles of incorporation, bylaws or other comparable charter or organizational documents (whether by merger, consolidation or otherwise);

(b) (i) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock, property or otherwise) in respect of, or enter into any agreement with respect to the voting of, any capital stock of the Company or any of its subsidiaries, other than dividends and distributions by a direct or indirect wholly-owned subsidiary of the Company to its parent, (ii) split, combine or reclassify any capital stock of the Company or any of its subsidiaries, (iii) issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for, shares of capital stock of the Company or any of its subsidiaries, (iv) purchase, redeem or otherwise acquire any securities, or (v) take any action that would result in any amendment, modification or change of any term of any indebtedness of the Company or any of its subsidiaries;

(c) (i) issue, deliver, sell, grant, pledge, transfer, subject to any lien or otherwise encumber or dispose of any securities, other than (A) the issuance of shares of Common Stock upon the exercise of employee stock options or restricted share units that are outstanding on the date of the Merger Agreement, in each case, only if and to the extent required by and in accordance with the applicable equity award’s terms as in effect on the date of the Merger Agreement, or (B) grants of stock options to newly hired employees in the ordinary course of business consistent with past practice, with a per share exercise price no less than the then-current market price of a share of Common Stock and not subject to any accelerated vesting or other provision that would be triggered as a result of the consummation of the transactions contemplated hereby and/or termination of employment, so long as (x) the aggregate number of shares Common Stock subject to such additional stock options does not exceed 100,000 and (y) the aggregate number of shares of Common Stock subject to stock options granted to any individual newly hired employee does not exceed 5,000, or (ii) amend any term of any security (in each case, whether by merger, consolidation or otherwise);

(d) adopt a plan or agreement of, or resolutions providing for or authorizing, complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(e) incur any capital expenditures or any obligations or liabilities in respect thereof, except for those contemplated by the capital expenditure budget for the Company and its subsidiaries;

(f) acquire (i) any business or person or division thereof (whether by purchase of stock, purchase of assets, merger, consolidation, or otherwise), or (ii) any other assets other than immaterial assets acquired in the ordinary course of business consistent with past practice;

(g) sell, lease, license, pledge, transfer, subject to any lien or otherwise dispose of any of its material assets or properties except (i) sales of inventory or used equipment in the ordinary course of business consistent with past practice, and (ii) certain non-material permitted liens incurred in the ordinary course of business consistent with past practice;

(h) (i) grant to any current or former director, officer, employee or consultant of the Company or any of its subsidiaries any increase in compensation, bonus or other benefits, except (A) increases in connection with promotions of non-executive officer employees in the ordinary course of business consistent with past practices, (B) annual merit increases in base salaries of non-executive officer employees in accordance with past practices so long as such increases do not exceed $200,000 in the aggregate, or (C) bonuses granted in accordance with existing bonus plans, policies, agreements or arrangements listed on the Company Disclosure Schedule, (ii) grant to any current or former director, officer, employee or consultant of the Company or any of its subsidiaries any severance or termination pay or benefits or any increase in severance, change of control or termination pay or benefits, except in connection with actual termination in the ordinary course of any such person to the extent required under applicable law or existing plans, policies, agreements or arrangements listed on the Company Disclosure Schedule, (iii) establish, adopt, or enter into any employee plan (other than offer letters that contemplate “at will” employment without severance benefits) or collective bargaining agreement, or amend (except as would not reasonably be expected to increase any benefit payable thereunder or any administrative expense thereof) any employee plan or collective bargaining agreement, (iv) take any action to accelerate any rights or benefits or take any action to fund or in any other way secure the payment of compensation or benefits under any employee plan, or (v) make any Person (after the date of the Merger Agreement) a beneficiary of any retention or severance plan under which such Person is not as of the date of the Merger Agreement a beneficiary which would entitle such Person to vesting, acceleration or any other right as a consequence of consummation of the transactions contemplated by the Merger Agreement;

(i) except as required by GAAP (as agreed to by the Company’s independent auditor), write-down any of its material assets, or make any change in any method of accounting principles, method or practices, except for any such change required by reason of a concurrent change in U.S. generally applied accounting principles or applicable law (as agreed to by the Company’s independent auditor);

(j) (i) repurchase, prepay or incur any Indebtedness, including by way of a guarantee or an issuance or sale of debt securities, or issue and sell options, warrants, calls or other rights to acquire any debt securities of the Company or any of its subsidiaries, enter into any “keep well” or other contract to maintain any financial statement or similar condition of another person or enter into any arrangement having the economic effect of any of the foregoing, or (ii) make any loans, advances or capital contributions to, or investments in, any other person, other than to the Company or any of its wholly-owned subsidiaries;

(k) enter into, terminate, renew, amend or modify in any material respect or fail to enforce any material term of any Material Contract, other than any entry into, renewal, amendment or modification of any Material Contract which would not have been required to be disclosed in any of clauses (iii) through (xi) and (xiii) through (xvi) of Section 5.14(a) of the Merger Agreement [Material Contracts] if it had existed on the date of this Agreement, in each case, in the ordinary course of business consistent with past practices;

(l) (i) pay, discharge, settle or satisfy any material claims, liabilities or obligations (whether absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge, settlement or satisfaction in the ordinary course of business consistent with past practice, or as required by their terms as in effect on the date of the Merger Agreement, of claims, liabilities or obligations reserved against on the audited consolidated balance sheet of the Company and its subsidiaries as of March 31, 2006 set forth in the Company’s annual report on Form 10-K for the fiscal year ended March 31, 2006 (for amounts not in excess of such reserves) or incurred since the date of such financial statements in the ordinary course of business consistent with past practice, in each case, the payment, discharge, settlement or satisfaction of which does not include any obligation (other than the payment of money) to be performed by the Company or any of its subsidiaries following the effective time of the Merger, (ii) waive, relinquish, release, grant, transfer or assign any right of material value, or (iii) waive any material benefits of, or agree to modify in any adverse respect, or fail to enforce, or consent to any matter with respect to which its consent is required under, any confidentiality, standstill or similar contract to which the Company or any of its subsidiaries is a party;

(m) engage in (i) any trade loading practices or any other promotional sales or discount activity with any customers or distributors with any intent of accelerating to prior fiscal quarters (including the current fiscal quarter) sales to the trade or otherwise that would otherwise be expected (based on past practice) to occur in subsequent fiscal quarters, (ii) any practice which would have the effect of accelerating to prior fiscal quarters (including the current fiscal quarter) collections of receivables that would otherwise be expected (based on past practice) to be made in subsequent fiscal quarters, (iii) any practice which would have the effect of postponing to subsequent fiscal quarters payments by the Company or any of its subsidiaries that would otherwise be expected (based on past practice) to be made in prior fiscal quarters (including the current fiscal quarter) or (iv) any other promotional sales or discount activity, in each case in clauses (i) through (iv) in a manner outside the ordinary course of business;

(n) make or change any tax election, change any annual tax accounting period, adopt or change any method of tax accounting, materially amend any tax returns or file claims for material tax refunds, enter into any closing agreement, settle any tax claim, audit or assessment, or surrender any material right to claim a tax refund, offset or other reduction in tax liability;

(o) institute, settle, or agree to settle any proceeding or other litigation pending or threatened before any arbitrator, court or other governmental authority;

(p) take any action that would make any representation or warranty of the Company hereunder inaccurate in any respect at, or as of any time before, the effective time of the Merger; or

(q) authorize, resolve, commit or agree to take any action referred to in this section “Conduct of Business by the Company”.

Board of Directors.  The Merger Agreement provides that upon the acceptance for payment of, and payment by the Purchaser for, any Shares pursuant to the Offer, Parent will be entitled to designate such number of directors on the Company Board as will give Parent representation on the Company Board equal to at least that number of directors, rounded up to the next whole number, that equals the product of: (a) the total number of directors on the Company Board (giving effect to the directors elected pursuant to this sentence) multiplied by (b) the percentage that (i) such number of the Shares so accepted for payment and paid for by the Purchaser plus the number of the Shares otherwise owned by the Purchaser or any other subsidiary of Parent bears to (ii) the number of such Shares outstanding, and the Company will, at such time, cause Parent’s designees to be so elected or appointed to the Company Board.

Until Parent and/or the Purchaser acquires a majority of the outstanding Shares on a fully-diluted basis, the Company agrees to use its reasonable best efforts to ensure that all of the members of the Company Board and such committees and boards who are not employees of the Company will remain members of the Company Board and such committees and boards until the effective time of the Merger, provided that this will not require the Company to increase the compensation payable to any such Company Board, committee or board member, in respect of such capacity, other than in the ordinary course. In connection with the foregoing, the Company has agreed, either to increase the size of the Company Board or obtain the resignation of such number of its current directors as is necessary to enable the Purchaser’s designees to be elected or appointed to the Company Board as provided above. The Company has also agreed to use its reasonable efforts to cause Parent’s designees to be proportionately represented on each committee of the Company Board and each board of directors of each subsidiary of the Company designated by the Purchaser. Subject to applicable law, the Company has agreed promptly to take all action requested by Parent necessary to effect any such election or appointment, including mailing to its shareholders the information required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, and the Company has made such mailing with the mailing of the Schedule 14D-9.

Following the election or appointment of the Purchaser’s designees pursuant to provisions described in the preceding paragraph until the effective time of the Merger, the approval of a majority of the directors of the Company then in office who were not designated by Parent shall be required to authorize (and such authorization shall constitute the authorization of the Company Board and no other action on the part of the Company, including any action by any other director of the Company, shall be required to authorize) any termination of the Merger Agreement by the Company, any amendment of the Merger Agreement requiring action by the Company Board, any decrease in or change of form of the consideration payable in the Merger, any extension of time for performance of any obligation or action hereunder by Parent or the Purchaser, any waiver of compliance with any of the agreements or conditions contained in the Merger Agreement for the benefit of the Company, and, as permitted by and in accordance with the Merger Agreement, any Adverse Recommendation Change (as defined above).

The Merger Agreement further provides that the directors of the Purchaser immediately prior to the effective time of the Merger will be the directors of the surviving corporation in the Merger until their respective successors are duly elected and qualified.

Treatment of Stock Options.  The Merger Agreement provides that as of the effective time of the Merger, each option to purchase shares of Common Stock outstanding under any stock option or equity compensation plan or agreement that is outstanding immediately prior to the effective time, whether or not then vested or exercisable, shall be converted automatically into an option to acquire shares of common stock, par value $0.01 per share, of Oracle (“Oracle Stock”), on substantially the same terms and conditions as were applicable under such stock option (including vesting schedule), except that (i) the number of shares of Oracle Stock subject to each such option shall be determined by multiplying the number of shares of Common Stock subject to such stock option immediately prior to the effective time by a fraction (the “Option Exchange Ratio”), the numerator of which is the Merger Consideration and the denominator of which is the average closing price of Oracle Stock on the Nasdaq over the five trading days immediately preceding (but not including) the date of the effective time of the Merger (rounded down to the nearest whole share) and (ii) the exercise price per share of Oracle Stock (rounded up to the nearest whole cent) shall equal (x) the per share exercise price for the shares of Common Stock otherwise purchasable pursuant to such stock option immediately prior to the Effective Time divided by (y) the Option Exchange Ratio. The term “Merger Consideration” means an amount in cash equal to the Offer Price, without interest.

Treatment of Restricted Share Awards.  The Merger Agreement provides that as of the effective time of the Merger, each Restricted Share Award that is held by an employee of the Company or any of its subsidiaries shall be converted automatically into a substantially similar award for Oracle Stock and shall remain subject to the vesting conditions in effect on the date hereof, except that the number of shares of Oracle Stock subject to each such assumed award shall be determined by multiplying the number of Shares subject to such Restricted Share Award by the Option Exchange Ratio.

Indemnification; Insurance.  In the Merger Agreement, Parent and the Purchaser have agreed that all rights to indemnification for all acts or omissions occurring prior to the effective time of the Merger now existing in favor of the current or former directors or officers of the Company and its subsidiaries (the “Indemnified Parties”) as provided in their respective certificates of incorporation, by-laws or indemnification agreements will survive the Merger and will continue in full force and effect in accordance with their terms until the expiration of the applicable statute of limitations; provided, that in the event any claim or claims are asserted or made prior to the expiration of all applicable statutes of limitations, all rights to indemnification in respect of any such claim or claims will continue until disposition of any and all such claims.

Parent will, or will cause the Company to, maintain in effect for six years after the effective time of the Merger the current policies of directors’ and officers’ liability insurance maintained by the Company and its subsidiaries on the date hereof (provided that Parent may substitute therefor policies with reputable and financially sound carriers having at least the same coverage and amounts thereof and containing material terms and conditions that are no less advantageous to the persons currently covered by such policies as the insured) for acts or omissions occurring at or prior to the effective time of the Merger to the extent that such liability insurance can be maintained annually at a cost to Parent not greater than 200% of the current annual premium for the current the Company directors’ and officers’ liability insurance; provided, however, that if such insurance cannot be so maintained or obtained at such cost, Parent will maintain or obtain as much of such insurance as can be so maintained or obtained at a cost equal to 200% of the current annual premium of the Company for such insurance.

Reasonable Best Efforts.  Upon the terms and subject to the conditions set forth in the Merger Agreement, the Company and Parent have agreed to use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable law to consummate the transactions contemplated by the Merger Agreement, including preparing and filing as promptly as practicable with any governmental authority or other third party all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents, and obtaining and maintaining all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any governmental authority or other third party that are necessary, proper or advisable to consummate the transactions contemplated by the Merger Agreement; provided that Parent will not be required to litigate or participate in the litigation of any proceeding, whether judicial or administrative, brought by any governmental authority or appeal any order (i) challenging or seeking to make illegal, delay materially or otherwise directly or indirectly restrain or prohibit the consummation of the Offer, the Merger or the other transactions contemplated by the Merger Agreement or seeking to obtain from Parent or any of its subsidiaries any damages in connection therewith, (ii) seeking to prohibit or limit in any respect, or place any conditions on, the ownership or operation by the Company, Parent or any of their respective affiliates of all or any portion of the business, assets or any product of the Company or any of its subsidiaries or Parent or any of its subsidiaries or to require any such person to dispose of, license (whether pursuant to an exclusive or nonexclusive license) or hold separate all or any portion of the business, assets or any product of the Company or any of its subsidiaries or Parent or any of its subsidiaries, in each case as a result of or in connection with the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement, (iii) seeking, directly or indirectly, to impose or confirm limitations on the ability of Parent or any of its affiliates to acquire or hold, or exercise full rights of ownership of, any Shares or any shares of common stock of the surviving corporation in the Merger, including the right to vote the Shares or the shares of common stock of the surviving corporation on all matters properly presented to the shareholders of the Company or the surviving corporation, respectively, (iv) seeking to require divestiture by Parent or any of its affiliates of any Shares, or (v) which would reasonably be expected to impede, interfere with, prevent or materially delay the Offer or the Merger or that would reasonably be expected to dilute materially the benefits to Parent of the transactions contemplated hereby.

The Company has agreed to give prompt notice orally and in writing to Parent (i) any notice or other communication from any person alleging that the consent of such person is or may be required in connection with the transactions contemplated by the Merger Agreement, (ii) any notice or other communication from any governmental authority in connection with the transactions contemplated by the Merger Agreement, (iii) any proceeding commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting the Company or any of its subsidiaries, as the case may be, that, if pending on the date of the Merger Agreement, would have been required to have been disclosed pursuant to any representation or warranty of the Company, or that relate to the consummation of the transactions contemplated by the Merger Agreement, (iv) any notice or other communication from any major customer, major supplier or major governmental customer to the effect that such third party is terminating or otherwise materially adversely modifying its relationship with Company or any of its subsidiaries as a result of the transactions contemplated by the Merger Agreement, (v) any inaccuracy of any representation or warranty contained in the Merger Agreement at any time during the term hereof that could reasonably be expected to cause the any of the conditions to the Offer not to be satisfied, and (vi) any failure of the Company to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder.

Representations and Warranties.  The Merger Agreement contains various customary representations and warranties.

  Tender and Support Agreement; Escrow Agreement

The following is a summary of the Tender and Support Agreement and the Escrow Agreement, a form of each of which is filed as Exhibits 2 and 3, respectively, to the Schedule 13D filed by Oracle, Parent and the Purchaser on November 9, 2006, and is incorporated herein by reference. The summary is qualified in its entirety by reference to the Tender and Support Agreement and the Escrow Agreement.

Concurrently with entering into the Merger Agreement, Parent and Purchaser entered into a Tender and Support Agreement (the “Tender and Support Agreement”) with Robert F. Olson, William B. Binch, Kenneth H. Holec, Alan B. Menkes, Darin P. McAreavey, Frank A. Radichel, Daniel P. Ryan, Philip E. Soran and Raymond A. Tucker, who constitute all of the directors and executive officers of the Company (collectively, the “Supporting Shareholders”). Collectively, the Supporting Shareholder directly own 2,286,087 Shares (excluding the shares issuable upon exercise of outstanding options), representing approximately 7.6% of the Company’s issued and outstanding Shares as of November 1, 2006.

Pursuant to the Tender and Support Agreement, each of the Supporting Shareholders has agreed to tender all of the Shares beneficially owned by the Supporting Shareholder (the “Subject Shares”) in the Offer, or cause the tender of, promptly, but in any event no later than two business days after the commencement of the Offer. In addition, pursuant to the Tender and Support Agreement, each Supporting Shareholder who owns any Escrow Shares (as defined in the Tender and Support Agreement) concurrently with the execution and delivery of the Tender and Support Agreement entered into an Escrow Agreement (the “Escrow Agreement”) with Parent, the Purchaser and Citigroup Global Markets Inc. (the “Escrow Agent”), providing for the delivery of his Escrow Shares to the Escrow Agent for purposes of being tendered into the Offer, no later than two business days after the commencement of the Offer. Each Supporting Shareholder has agreed that once his Subject Shares are tendered, he will not, and will not permit the Escrow Agent to, withdraw any of such Subject Shares from the Offer, unless and until (i) the Offer shall have been terminated by the Purchaser in accordance with the terms of the Merger Agreement, or (ii) the Tender and Support Agreement shall have been terminated in accordance with its terms.

The Tender and Support Agreement also provides that if any Subject Shares have not been previously accepted for payment and paid for by the Purchaser pursuant to the Offer, each Supporting Shareholder agrees to vote, or cause his or her Subject Shares to be voted, in favor of the Merger and against any action that would impede, interfere with, delay, postpone, discourage or adversely affect the Merger or the Offer, including but not limited to any agreement or arrangement related to an Acquisition Proposal, and each Supporting Shareholder has irrevocably granted to, and appointed, Purchaser and each officer of Parent, such Supporting Shareholder’s proxy to vote such Supporting Shareholder’s Subject Shares. Each Supporting Shareholder also agreed that he will not: (a) sell, transfer, pledge, assign or otherwise dispose of, his Subject Shares, (b) enter into or otherwise subject his Subject Shares to any voting agreement, with respect to his or her Subject Shares or (c) take any other action that would in any way restrict, limit or interfere with the performance of such Supporting Shareholder’s obligations under the Tender and Support Agreement or the transactions contemplated by the Tender and Support Agreement.

The Tender and Support Agreement will terminate upon the earlier of (i) the effective time of the Merger or (ii) the termination of the Merger Agreement in accordance with its terms.

  Rights Agreement Amendment

In connection with the Merger Agreement and the transactions contemplated thereby, the Company has entered into an amendment dated as of the date of the Merger Agreement (“First Amendment to Rights Agreement”) to the Rights Agreement, which rendered the Rights Agreement inapplicable to the Merger Agreement, the Tender and Support Agreement, the Escrow Agreement and the transactions contemplated thereby, including the Offer and the Merger. This summary is qualified in its entirety by reference to the First Amendment to Rights Agreement, which was filed as Exhibit 4 to the Schedule 13D filed by Oracle, Parent and the Purchaser on November 9, 2006, and is incorporated herein by reference.

14.	Dividends and Distributions.

As discussed in Section 13 above, pursuant to the Merger Agreement, without the prior approval of Parent or as otherwise contemplated in the Merger Agreement, the Company has agreed not (i) to declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock, property or otherwise) in respect of, or enter into any agreement with respect to the voting of, any capital stock of the Company or any of its subsidiaries, other than dividends and distributions by a direct or indirect wholly-owned subsidiary of the Company to its parent, (ii) split, combine or reclassify any capital stock of the Company or any of its subsidiaries, (iii) issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for, shares of capital stock of the Company or any of its subsidiaries, (iv) purchase, redeem or otherwise acquire any securities.

15.	Conditions of the Offer.

Notwithstanding any other term of the Offer, subject to the terms and conditions of the Merger Agreement, the Purchaser shall not be required to accept for payment or pay for any Shares tendered pursuant to the Offer, may delay the acceptance for payment of, or the payment for, any tendered Shares, and may terminate or amend the Offer as to Shares not then paid for, if at or prior to the Expiration Date, (i) the Minimum Condition shall not have been satisfied, (ii) any waiting period under the HSR Act and any other similar and necessary foreign approvals or waiting periods applicable to the purchase of Shares pursuant to the Offer shall not have expired or been terminated, or (iii) any of the following conditions exists:

(a) there shall be instituted or pending any action or proceeding by any governmental authority, or instituted or pending any action or proceeding before any governmental authority by any other person that has a reasonable likelihood of success, (i) challenging or seeking to make illegal, delay materially or otherwise directly or indirectly restrain or prohibit the making of the Offer, the acceptance for payment of or payment for some or all of the Shares by Parent or the Purchaser or the consummation of the Offer or the Merger or seeking to obtain material damages in connection therewith, (ii) seeking to restrain or prohibit Parent’s ownership or operation (or that of its affiliates) of all or any material portion of the business, assets or products of the Company and its subsidiaries, taken as a whole, or of Parent and its subsidiaries, taken as a whole, or to compel Parent or any of its affiliates to dispose of, license (whether pursuant to an exclusive or nonexclusive license) or hold separate all or any material portion of the business, assets or products of the Company and its subsidiaries, taken as a whole, or of Parent and its subsidiaries, taken as a whole, (iii) seeking, directly or indirectly, to impose or confirm material limitations on the ability of Parent or any of its affiliates effectively to acquire, hold or exercise full rights of ownership of any Shares or any shares of common stock of the Surviving Corporation, including the right to vote the Shares or the shares of common stock of the Surviving Corporation acquired or owned by Parent, the Purchaser or any of Parent’s other affiliates on all matters properly presented to the Company’s shareholders, (iv) seeking to require divestiture by Parent, the Purchaser or any of Parent’s other affiliates of any Shares, or (v) which would reasonably be expected to impede, interfere with, prevent or materially delay the Offer or the Merger or that would reasonably be expected to dilute materially the benefits to Parent of the transactions contemplated by the Merger Agreement; or

(b) there shall have been any action taken, or any applicable law shall have been proposed, enacted, enforced, promulgated, issued or deemed applicable to the Offer or the Merger, by any governmental authority, other than the application of the waiting period provisions of the HSR Act or any non-U.S. antitrust law or any requirement for affirmative approval of a governmental authority under any non-U.S. antitrust law, that, in the good faith judgment of Parent, is likely, directly or indirectly, to result in any of the consequences referred to in clauses (i) through (v) of paragraph (a) above;

(c) (i) any of the representations and warranties of the Company contained in Section 5.05(a) or Section 5.05(c) of the Merger Agreement [Capitalization] shall not be true in all but de minimis respects when made or at any time prior to the consummation of the Offer as if made at and as of such time (other than any such representation or warranty that is made only as of a specified date, which need only to be true in but de minimis respects as of such specified date), (ii) any of the representations and warranties of the Company contained in the following sections of the Merger Agreement: Sections 2.02(a) and 5.02 [Corporate Authorization], 5.04(i) [Non-contravention], 5.09(c) [Disclosure Documents], 5.24 [Finders’ Fees], 5.25 [Opinion

of Financial Advisor] and 5.26 [Antitakeover Statutes; Company Rights Agreement], disregarding any materiality or Company Material Adverse Effect (as defined below) qualifications contained in any such representation or warranty, shall not be true in all material respects when made or at any time prior to the consummation of the Offer as if made at and as of such time (other than any such representation or warranty that is made only as of a specified date, which need only to be true in all material respects as of such specified date), or (iii) any of the other representations and warranties of the Company contained in the Merger Agreement, disregarding any materiality or Company Material Adverse Effect qualifications contained in any such representation or warranty, shall not be true in all respects when made or at any time prior to the consummation of the Offer as if made at and as of such time (other than any such representation or warranty that is made only as of a specified date, which need only to be true in all respects as of such specified date); provided that the condition set forth in this paragraph (c)(iii) will be deemed to have been satisfied unless the individual or aggregate impact of the failure to be true of the representations and warranties of the Company contained in the Merger Agreement would reasonably be expected to have a Company Material Adverse Effect; provided further that in determining whether a Company Material Adverse Effect would result, any inaccuracies in the representations and warranties set forth in Sections 5.04(iii) and 5.04(iv) of the Merger Agreement [Non-contravention] that would cause an adverse effect otherwise excluded by clause (A) of the definition of Company Material Adverse Effect (as defined below) shall be taken into account; or

(d) the Company shall have breached or failed to perform in any material respects any of its obligations under the Merger Agreement; or

(e) any change or development shall have occurred following the date of the Merger Agreement that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect (as defined below); or

(f) (i) an Adverse Recommendation Change (as defined above) shall have occurred, or (ii) the Company shall have entered into, or publicly announced its intention to enter into, a letter of intent, memorandum of understanding or Contract (other than a confidentiality agreement contemplated by the Merger Agreement) relating to any Acquisition Proposal; or

(g) it shall have been publicly disclosed that any third party shall have acquired beneficial ownership of more than 15% of any class or series of capital stock of the Company (including the Shares), through the acquisition of stock, the formation of a group or otherwise, or shall have been granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of more than 15% of any class or series of capital stock of the Company (including the Shares), other than acquisitions for bona fide arbitrage purposes only; or

(h) the Merger Agreement shall have been terminated in accordance with its terms.

The foregoing conditions are for the sole benefit of Parent and the Purchaser and, subject to the terms and conditions of the Merger Agreement, may be waived by Parent or the Purchaser, in whole or in part at any time and from time to time in the sole discretion of Parent or the Purchaser. The failure by Parent or the Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

The term “Company Material Adverse Effect” means (i) a material adverse effect on the business, assets, liabilities, condition (financial or otherwise) or results of operations of the Company and its subsidiaries, taken as a whole, or (ii) an effect that would prevent, materially delay or materially impair the Company’s ability to consummate the Merger and the other transactions contemplated by the Merger Agreement, excluding, in the case of clause (i) above, any such effect resulting from or arising out of (A) any loss of or adverse change in the relationship of the Company and its subsidiaries with their respective employees, customers, partners or suppliers arising out of or related to the announcement, pendency or consummation of the Offer or the Merger, (B) general economic conditions that do not disproportionately affect the Company and its subsidiaries, taken as a whole, (C) general conditions in the industry in which the Company and its subsidiaries operate that do not disproportionately affect the Company and its subsidiaries, taken as a whole, (D) any changes (after the date hereof) in GAAP or applicable law, (E) any failure to take any action as a result of restrictions or other prohibitions set forth in Section 7.01 of the Merger Agreement (see “Conduct of Business by the Company” in Section 13), (F) any failure of the Company to meet internal or analysts’ expectations or projections in respect of its fiscal quarter ended September 30, 2006 (it being understood that any cause of any such failure may be deemed to constitute, in and of itself, a Company Material Adverse Effect and may be taken into consideration when determining whether a Company Material Adverse Effect has occurred), or (G) any legal proceeding made or brought by any holder of Shares (on the holder’s own behalf or on behalf of the Company) arising out of or related to the Merger Agreement or any of the transactions contemplated hereby (including the Offer and the Merger).

16.	Certain Legal Matters; Regulatory Approvals.

General.  Based on our examination of publicly available information filed by the Company with the SEC and other publicly available information concerning the Company, we are not aware of any governmental license or regulatory permit that appears to be material to the Company’s business that might be adversely affected by our acquisition of Shares pursuant to the Offer or, except as set forth below, of any approval or other action by any government or governmental administrative or regulatory authority or agency, domestic or foreign, that would be required for our acquisition or ownership of Shares pursuant to the Offer. Should any such approval or other action be required or desirable, we currently contemplate that, except as described below under “State Takeover Statutes”, such approval or other action will be sought. Except as described under “Antitrust”, there is, however, no current intent to delay the purchase of Shares tendered pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained (with or without substantial conditions) or that if such approvals were not obtained or such other actions were not taken adverse consequences might not result to the Company’s business or certain parts of the Company’s business might not have to be disposed of, any of which could cause us to elect to terminate the Offer without the purchase of Shares thereunder. Our obligation under the Offer to accept for payment and pay for Shares is subject to the conditions set forth in “The Offer — Section 15”.

State Takeover Statutes.  A number of states have adopted laws which purport, to varying degrees, to apply to attempts to acquire corporations that are incorporated in, or which have substantial assets, shareholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in, such states. The Company, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted such laws. Except as described herein, we do not know whether any of these laws will, by their terms, apply to the Offer or the Merger and we have not complied with any such laws. To the extent that certain provisions of these laws purport to apply to the Offer or the Merger, we believe that there are reasonable bases for contesting such laws.

The Company is incorporated under the laws of the state of Minnesota. Under the MBCA and other Minnesota statutes, the Company is subject to several state takeover laws including, but not limited to, the Minnesota Control Share Acquisition Act and the Minnesota Business Combination Act. The Company has not opted out of the Minnesota Control Share Acquisition Act or the Minnesota Business Combination Act as permitted under the Minnesota Business Corporation Act and, accordingly, these laws could apply to the Offer and the subsequent Merger.

Minnesota Control Share Acquisition Act.  The Company is currently subject to the Minnesota Control Share Acquisition Act under Section 302A.671 of the MBCA, which provides that, absent certain exceptions, a person who becomes the beneficial owner of a new range of the voting power of the shares of an issuing public corporation (i.e., from less than 20% to 20% or more, from less than 33 1/3% to 33 1/3% or more, or from less than a majority to a majority) will lose voting rights with respect to the shares above any such new percentage level of voting control, in the absence of special shareholder approval. That approval can be obtained only by a resolution adopted by (i) the affirmative vote of the holders of a majority of the voting power of all shares entitled to vote and (b) the affirmative vote of the holders of a majority of the voting power of all shares entitled to vote, excluding all “interested shares” (generally, shares held by the acquiring person, any officer of the issuing public corporation, or any director who is also an employee of the issuing public corporation). If such approval is not obtained, the issuing public corporation may redeem the shares that exceed the new percentage level of voting control at their market value. A shareholders’ meeting to vote on whether to grant voting power to the acquiring person may not be held unless the acquiring person has delivered an information statement to the issuing public corporation.

The above provisions do not apply if the issuing public corporation’s articles of incorporation or bylaws approved by the corporation’s shareholders provide that the statute is inapplicable or if there is an applicable exception. The statute contains several exceptions, including an exception for cash tender offers (1) approved by a majority vote of the members of a committee composed solely of one or more disinterested directors of the issuing public corporation formed pursuant to Section 302A.673, subdivision 1, paragraph (d), prior to the commencement of, or the public announcement of the intent to commence, the offer, and (2) pursuant to which the acquiring person will become the owner of over 50% of the voting stock of the issuing public corporation. Under Section 302A.673 of the MBCA, a director or person is “disinterested” if the director or person is neither an officer nor an employee, nor has been an officer or employee within five years preceding the formation of the committee, of the publicly held Minnesota corporation or of a related organization.

The Company’s Amended and Restated Articles of Incorporation and Amended and Restated Bylaws do not exclude the Company from the restrictions imposed by the Minnesota Control Share Acquisition Act. However, prior to the execution of the Merger Agreement, a committee composed solely of disinterested members of the Company Board approved the Offer and the Merger for purposes of the Minnesota Control Share Acquisition Act. Therefore, as an acquisition of shares pursuant to a cash tender offer of all the voting securities of the Company that will not be consummated unless the Minimum Condition is satisfied, the Offer is not subject to the Minnesota Control Share Acquisition Act under Section 302A.671 of the MBCA.

Minnesota Business Combination Act.  The Company is currently subject to the Minnesota Business Combination Act under Section 302A.673 of the MBCA, which prohibits a publicly held Minnesota corporation, like the Company, from engaging in any “business combination,” including a merger, with an “interested shareholder” (defined as any beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding shares of such corporation entitled to vote) for a period of four years after the date of the transaction in which the person became an interested shareholder, unless, among other things, a committee of that corporation’s board of directors comprised solely of one or more disinterested directors has given its approval of either the business combination or the transaction which resulted in the shareholder becoming an “interested shareholder” prior to the shareholder becoming an interested shareholder. Under the MBCA, a director or person is “disinterested” if the director or person is neither an officer nor an employee, nor has been an officer or employee within five years preceding the formation of the committee, of the publicly held Minnesota corporation or of a related organization.

Prior to the execution of the Merger Agreement, a committee composed solely of the Company’s disinterested directors approved both the Purchaser’s acquisition of the Shares pursuant to the Offer and the subsequent Merger, which the Purchaser intends to complete if it consummates the Offer, for the purposes of the Minnesota Business Combination Act. Therefore, the restrictions of the Minnesota Business Combination Act do not apply to the Purchaser’s intended consummation of the Merger following the Purchaser’s acquisition of the Shares pursuant to the Offer.

Takeover Disclosure Statute.  The Minnesota Takeover Disclosure Law, Minnesota Statutes Sections 80B.01-80B.13 (the “Takeover Disclosure Statute”), by its terms requires certain disclosures and the filing of certain disclosure material with the Minnesota Commissioner of Commerce (the “Commissioner”) with respect to any offer for a corporation, such as the Company, that has its principal place of business in Minnesota and a certain number of shareholders resident in Minnesota. The Purchaser filed a registration statement with the Commissioner on the date of this Offer to Purchase. Although the Commissioner does not have an approval right with respect to the Offer, the Commissioner does review the disclosure material for the adequacy of such disclosure and is empowered to suspend summarily the Offer in Minnesota within three days of such filing if the Commissioner determines that the registration statement does not (or the material provided to beneficial owners of the Shares residing in Minnesota does not) provide full disclosure. If such summary suspension occurs, a hearing must be held (within 10 days of the summary suspension) as to whether to permanently suspend the Offer in Minnesota, subject to corrective disclosure. If the Commissioner takes action under the Takeover Disclosure Statute, such action may have the effect of significantly delaying the Offer. In filing a registration statement under the Takeover Disclosure Statute, the Purchaser does not concede that some or all of the provisions of the Takeover Disclosure Statute are applicable, valid, enforceable or constitutional.

“Fair Price” Provision.  Section 302A.675 of the Minnesota Business Corporation Act provides that an offeror may not acquire shares of a Minnesota publicly held corporation from a shareholder within two years following the offeror’s last purchase of shares of the same class pursuant to a takeover offer, including, but not limited to, acquisitions made by purchase, exchange or merger, unless the selling shareholder is afforded, at the time of the proposed acquisition, a reasonable opportunity to dispose of the shares to the offeror upon substantially equivalent terms as those provided in the earlier takeover offer. The provision described above does not apply if the proposed acquisition of shares is approved, before the purchase of any shares by the offeror pursuant to the earlier takeover offer, by a committee of the board of directors of the corporation, comprised solely of directors who: (i) are not, nor have been in the preceding five years, officers or directors of the corporation or a related organization, (ii) are not the offerors in the takeover offer or any affiliates or associates of the offeror, (iii) were not nominated for election as directors by the offeror or any affiliates or associates of the offeror and (iv) were directors at the time of the first public announcement of the earlier takeover offer or were nominated, elected, or recommended for election as directors by a majority of the directors.

In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987 in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquiror from voting shares of a target corporation without the prior approval of the remaining shareholders where, among other things, the corporation is incorporated, and has a substantial number of shareholders, in the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a U.S. federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional as applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a U.S. federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a U.S. federal district court in Florida held in Grand Metropolitan PLC v. Butterworth that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

If any government official or third party seeks to apply any state takeover law to the Offer or the Merger, we will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. If it is asserted that one or more state takeover statutes is applicable to the Offer or any such merger or other business combination and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer the Merger, we might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and we may be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer the Merger. In such case, we may not be obligated to accept for payment or pay for any tendered Shares. See “The Offer — Section 15”.

Antitrust in the United States.  Under the HSR Act and rules promulgated thereunder, certain acquisitions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the Federal Trade Commission (“FTC”), and a prescribed waiting period has expired or otherwise terminated. The purchase of Shares pursuant to the Offer is subject to such requirements.

Pursuant to the requirements of the HSR Act, we filed a Notification and Report Form with respect to the Offer with the Antitrust Division and the FTC on November 9, 2006. As a result, the waiting period applicable to the purchase of Shares pursuant to the Offer will expire at 11:59 P.M., New York City time, on November 24, 2006. However, before such time, the Antitrust Division or the FTC may extend the waiting period by requesting additional information or documentary material relevant to the Offer from us. If such a request is made, the waiting period will be extended until 11:59 P.M., New York city time, 10 days after our substantial compliance with such request. We expect to make a request pursuant to the HSR Act for early termination of the waiting period applicable to the Offer. There can be no assurance, however, that the 15-day HSR Act waiting period will be terminated early.

Antitrust in Austria.  Under the provisions of the Austrian Cartel Act 2005 (Kartellgesetz 2005 — “KartG”), the acquisition of Shares pursuant to the Offer may be consummated if the Statutory Parties (Amtsparteien) within the meaning of the KartG have either waived any request for in-depth examination of the transaction, or notified the Purchaser that they have not requested an in-depth examination of the transaction. In case such an in-depth examination has been requested, the acquisition of Shares pursuant to the Offer may be consummated if the Cartel Court has either dismissed the request or declared that the concentration will not be prohibited, or the Cartel Court has discontinued the examination proceedings. The written notification by the Statutory Parties of the waiver or of the fact that they have not requested an in-depth examination, or the approval or dismissal of the request by the Cartel Court, is a condition to the Purchaser’s obligation to accept for payment and pay for Shares pursuant to the Offer.

Antitrust in Germany.  Under the provisions of the German Act against Restraints on Competition (“ARC”), the acquisition of Shares pursuant to the Offer may be consummated if the acquisition is approved by the German Federal Cartel Office (“FCO”), either by written approval or by expiration of a one month waiting period commenced by the filing by Parent of a complete notification (the “German Notification”) with respect to the Offer, unless the FCO notifies Parent within the one-month waiting period of the initiation of an in-depth investigation. Parent filed the German Notification on the date hereof or as promptly thereafter as practical. If the FCO initiates an in-depth investigation, the acquisition of Shares under the Offer may be consummated if the acquisition is approved by the FCO, either by written approval or by expiration of a four month waiting period commenced by the filing of the German Notification, unless the FCO notifies Parent within the four month waiting period that the acquisition satisfies the conditions for a prohibition and may not be consummated. The written approval by the FCO or the expiration of any applicable waiting period is a condition to the Purchaser’s obligation to accept for payment and pay for Shares tendered pursuant to the Offer.

Other Foreign Competition Law Filings.  Based upon our examination of publicly available information and other information concerning the Company, it appears that the Company and its subsidiaries own property and conduct business in a number of foreign countries. In connection with the acquisition of Shares pursuant to the Offer, the laws of certain of these foreign countries may require the filing of information with, or the obtaining of the approval of, governmental authorities therein. After commencement of the Offer, we will seek further information regarding the applicability of any such laws and currently intend to take such action as they may require, but no assurance can be given that such approvals will be obtained. If any action is taken before completion of the Offer by any such government or governmental authority, we may not be obligated to accept for payment or pay for any tendered Shares. See “The Offer — Section 15.”

Any merger or other similar business combination that we propose would also have to comply with any applicable U.S. Federal law. In particular, unless the Shares were deregistered under the Exchange Act prior to such transaction, if such merger or other business combination were consummated more than one year after termination of the Offer or did not provide for shareholders to receive cash for their Shares in an amount at least equal to the price paid in the Offer, we may be required to comply with Rule 13e-3 under the Exchange Act. If applicable, Rule 13e-3 would require, among other things, that certain financial information concerning the Company and certain information relating to the fairness of the proposed transaction and the consideration offered to minority shareholders in such a transaction be filed with the SEC and distributed to such shareholders prior to consummation of the transaction.

17.	Fees and Expenses.

We have retained Georgeson Inc. to act as the information agent and Wells Fargo Bank, N.A. to act as the depositary in connection with the Offer and the Merger. The Information Agent may contact holders of Shares by mail, telephone, telex, telegraph and personal interviews and may request brokers, dealers, banks, trust companies and other nominees to forward materials relating to the Offer to beneficial owners. The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection therewith, including certain liabilities under the U.S. Federal securities laws.

We will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent and the Depositary) for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, banks, trust companies and other nominees will, upon request, be reimbursed by us for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.

18.	Miscellaneous.

  Legal Proceedings

On November 7, 2006, a putative class-action lawsuit was filed against the Company and its directors in state court in Hennepin County, Minnesota, titled Farr v. Stellent, Inc. et al. The action is brought by an individual shareholder named C. Robert Farr on behalf of all shareholders of the Company. The complaint alleges that the members of the Company Board breached their fiduciary duties to the Company’s shareholders in connection with the negotiation and approval of the Merger Agreement. The complaint seeks, among other things, injunctive relief, including an order declaring the Merger Agreement unenforceable and preventing the consummation of the Merger, rescission of the Merger to the extent already implemented, and the award of attorneys’ fees.

  Other Information

The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, we may, in our sole discretion, take such action as we may deem necessary to make the Offer in any such jurisdiction and extend the Offer to holders of Shares in such jurisdiction.

No person has been authorized to give any information or make any representation on behalf of Parent or the Purchaser not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

We have filed with the SEC a Tender Offer Statement on Schedule TO, together with exhibits, pursuant to Rule 14d-3 under the Exchange Act, furnishing certain additional information with respect to the Offer. The Schedule TO and any amendments thereto, including exhibits, may be examined and copies may be obtained from the offices of the SEC in the manner described in “The Offer — Section 9” of this Offer to Purchase.

STAR ACQUISITION CORP.

November 13, 2006

ANNEX I

DIRECTORS AND EXECUTIVE OFFICERS OF ORACLE, PARENT AND THE PURCHASER

DIRECTORS AND EXECUTIVE OFFICERS OF ORACLE AND PARENT

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of Oracle and Parent, as the case may be, are set forth below. The business address of each director and officer is Oracle Corporation or Oracle Systems Corporation, as the case may be, 500 Oracle Parkway, Redwood City, CA 94065. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment currently with Oracle and, prior to January 31, 2006, with Parent. Effective January 31, 2006, as part of the reorganization described in Section 9 of the Offer to Purchase through which Parent became a wholly-owned subsidiary of Oracle, all of the directors of Parent were elected directors of Oracle, and all of the directors of Parent other than Safra A. Catz ceased being directors of Parent. At such time, Daniel Cooperman was elected a director of Parent. Concurrently, all of the executive officers of Parent were appointed executive officers of Oracle with the same titles, and all of the executive officers of Parent other than Lawrence J. Ellison, Ms. Catz, Charles E. Phillips, Jr. and Mr. Cooperman ceased being executive officers of Parent.

None of the directors and officers of Oracle and Parent, as the case may be, listed below has, during the past five years, (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws. All directors and officers listed below are citizens of the United States, except for Sergio Giacoletto, who is a citizen of Switzerland, Derek H. Williams, who is a citizen of the United Kingdom, and Juergen Rottler, who is a citizen of Germany.

Directors of Oracle are identified by “DO”. Executive officers of Oracle are identified by “EOO”. Directors of Parent are identified by “DP”. Executive officers of Parent are identified by “EOP”.

		Current Principal Occupation or Employment
Name	Age	and Five-Year Employment History

Jeffrey S. Berg DO	59	Mr. Berg has served as a director since February 1997. He has been an agent in the entertainment industry for over 35 years and the Chairman and Chief Executive Officer of International Creative Management, Inc., a talent agency for the entertainment industry, since 1985. He has served as Co-Chair of California’s Council on Information Technology and was President of the Executive Board of the College of Letters and Sciences at the University of California at Berkeley. He is on the Board of Trustees of the Anderson School of Management at the University of California at Los Angeles.

H. Raymond Bingham DO	60	Mr. Bingham has served as a director since November 2002. He is the Managing Director and Head of Palo Alto Office of General Atlantic. He was Executive Chairman of the Board of Directors of Cadence Design Systems, Inc., a supplier of electronic design automation software and services, from May 2004 to July 2005 and served as a director of Cadence from November 1997 to July 2005. Prior to being Executive Chairman, he served as President and Chief Executive Officer of Cadence from April 1999 to May 2004 and as Executive Vice President and Chief Financial Officer from April 1993 to April 1999. Mr. Bingham also serves as a director of KLA Tencor Corporation, Flextronics International Ltd. and Freescale Semiconductor, Inc.

		Current Principal Occupation or Employment
Name	Age	and Five-Year Employment History

Keith G. Block EOO	45	Mr. Block has been Executive Vice President, North America Sales and Consulting since September 2002 and Executive Vice President, North America Consulting since February 2002. He served as Senior Vice President of North America Commercial Consulting and Global Service Lines from June 1999 until January 2002. He served as Senior Vice President of the Commercial Consulting Practice from April 1999 until May 1999. Mr. Block was Group Vice President, East Consulting from June 1997 until March 1999. Prior to joining Oracle in 1986, Mr. Block was a Senior Consultant at Booz, Allen and Hamilton.

Michael J. Boskin DO	60	Dr. Boskin has served as a director since April 1994. He is the Tully M. Friedman Professor of Economics and Hoover Institution Senior Fellow at Stanford University, where he has been on the faculty since 1971. He is Chief Executive Officer and President of Boskin & Co., Inc., a consulting firm. He was Chairman of the President’s Council of Economic Advisers from February 1989 until January 1993. Dr. Boskin also serves as a director of Exxon Mobil Corporation and Vodafone Group, PLC.

Safra A. Catz DO, EOO, DP, EOP	44	Ms. Catz has been Chief Financial Officer since November 2005 and a President since January 2004. She has served as a director since October 2001. She was Interim Chief Financial Officer from April 2005 until July 2005. She served as an Executive Vice President from November 1999 to January 2004 and Senior Vice President from April 1999 to October 1999.

Daniel Cooperman EOO, DP, EOP	55	Mr. Cooperman has been Senior Vice President, General Counsel and Secretary since February 1997. Prior to joining Oracle, he had been associated with the law firm of McCutchen, Doyle, Brown & Enersen (which has since become Bingham McCutchen LLP) from October 1977, and had served as a partner since June 1983. From September 1995 until February 1997, Mr. Cooperman was Chair of the law firm’s Business and Transactions Group and from April 1989 through September 1995, he served as the Managing Partner of the law firm’s San Jose office.

Lawrence J. Ellison DO, EOO, EOP	62	Mr. Ellison has been Chief Executive Officer and a director since he founded Oracle in June 1977. He served as Chairman of the Board from May 1995 to January 2004 and from May 1990 to October 1992 and President from May 1978 to July 1996.

Hector Garcia-Molina DO	52	Mr. Garcia-Molina has served as a director since October 2001. He has been the Leonard Bosack and Sandra Lerner Professor in the Departments of Computer Science and Electrical Engineering at Stanford University since October 1995 and served as Chairman of the Department of Computer Science from January 2001 to December 2004. He has been a professor at Stanford University since January 1992. From August 1994 until December 1997, he was the Director of the Computer Systems Laboratory at Stanford University. Mr. Garcia-Molina also serves as a director of Kintera Inc.

		Current Principal Occupation or Employment
Name	Age	and Five-Year Employment History

Sergio Giacoletto EOO	56	Mr. Giacoletto has been Executive Vice President, Europe, Middle East and Africa Sales and Consulting since June 2000 and Senior Vice President, Business Solutions since November 1998. He was Vice President, Alliances and Technology from March 1997 to November 1998. Before joining Oracle, he had been President of AT&T Solutions for Europe since August 1994. Previously, he spent 20 years with Digital Equipment Corporation in various positions in European marketing and services.

Jeffrey O. Henley DO	61	Mr. Henley has served as the Chairman of the Board since January 2004 and as a director since June 1995. He served as an Executive Vice President and Chief Financial Officer from March 1991 to July 2004. Prior to joining Oracle, he served as Executive Vice President and Chief Financial Officer of Pacific Holding Company, a privately-held company with diversified interests in manufacturing and real estate, from August 1986 to February 1991. He also serves as a director of CallWave, Inc.

Gregory L. Hilbrich EOO	50	Mr. Hilbrich has been Senior Vice President since September 1, 2006. Prior to joining Oracle, he spent 7 years in various positions at First Data Corporation, most recently as Treasurer and Senior Vice President of Tax.

Jack F. Kemp DO	71	Mr. Kemp has served as a director since December 1996 and previously served as a director of Oracle from February 1995 until September 1996. He is the chairman of Kemp Partners, a strategic consulting firm he founded in July 2002. From July 2004 to February 2005, Mr. Kemp was a Co-Chairman of FreedomWorks Empower America, a non-profit grassroots advocacy organization. From January 1993 until July 2004, Mr. Kemp was Co-Director of Empower America, which merged with Citizens for a Sound Economy to form FreedomWorks Empower America. Mr. Kemp served as a member of Congress for 18 years and as Secretary of Housing and Urban Development from February 1989 until January 1993. In 1996, Mr. Kemp was the Republican candidate for Vice President of the United States. Mr. Kemp also serves as a director of Hawk Corporation, IDT Corporation, CNL Hotels and Resorts, Inc., InPhonic, Inc, Six Flags, Inc. and Worldspace, Inc..

Donald L. Lucas DO	76	Mr. Lucas has served as a director since March 1980. He was Chairman of the Board from October 1980 to May 1990. He has been a self-employed venture capitalist since 1960. He also serves as a director of Cadence Design Systems Inc., Vimicro International Corporation, DexCom, Inc. and 51 job, Inc.

		Current Principal Occupation or Employment
Name	Age	and Five-Year Employment History

Charles E. Phillips, Jr DO, EOO, EOP	47	Mr. Phillips has been a President and has served as a director since January 2004. He served as Executive Vice President Strategy, Partnerships, and Business Development, from May 2003 to January 2004. Prior to joining Oracle, Mr. Phillips was with Morgan Stanley & Co. Incorporated, a global investment bank, where he was a Managing Director from November 1995 to May 2003 and a Principal from December 1994 to November 1995. From 1986 to 1994, Mr. Phillips worked at various investment banking firms on Wall Street. Prior to that, Mr. Phillips served as a Captain in the United States Marine Corps as an information technology officer. Mr. Phillips also serves as a director of Viacom Inc.
Juergen Rottler EOO	39	Mr. Rottler has been Executive Vice President, Oracle Support and Oracle On Demand since September 2004. Prior to joining Oracle, he served as Senior Vice President, Public Sector, Customer Solutions Group at Hewlett-Packard Company (“HP”), from December 2003 to September 2004, where he was responsible for HP’s worldwide Public Sector, Health and Education business. Mr. Rottler was Vice President, HP Services Worldwide Sales and Marketing from May 2003 to December 2003, Vice President, HP Services Worldwide Marketing, Strategy and Alliances from May 2002 to May 2003 and Vice President and General Manager, HP Services North America from April 2000 to May 2002.

Charles A. Rozwat EOO	58	Mr. Rozwat has been Executive Vice President, Server Technologies since November 1999 and served as Senior Vice President, Database Server from December 1996 to October 1999. He served as Vice President of Development from December 1994 to November 1996. Prior to joining Oracle, he spent 17 years in various positions at Digital Equipment Corporation.

Naomi O. Seligman DO	68	Ms. Seligman has been a director since November 2005. Ms. Seligman has been a member of the Compensation Committee since June 2006. Ms. Seligman has been a senior partner at Ostriker von Simson, a technology research firm, since June 1999. From 1977 until June 1999, Ms. Seligman served as a co -founder and senior partner of the Research Board, Inc., a private sector institution sponsored by 100 chief information officers from major global corporations. Ms. Seligman also serves as a director of The Dun & Bradstreet Corporation, Sun Microsystems, Inc. and Akamai Technologies, Inc.

DIRECTORS AND EXECUTIVE OFFICERS OF THE PURCHASER

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of the Purchaser are set forth below. The business address of each director and officer is care of Oracle Corporation, 500 Oracle Parkway, Redwood City, CA 94065. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with the Purchaser. None of the directors and officers of the Purchaser listed below has, during the past five years, (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws. All directors and officers listed below are citizens of the United States.

Directors of the Purchaser are identified by “DP”. Executive officers of the Purchaser are identified by “EOP”.

		Current Principal Occupation or Employment
Name	Age	and Five-Year Employment History

Eric R. Ball EOP	42	Mr. Ball has been the Chief Financial Officer and Treasurer since October 2006. Mr. Ball has been the Vice President and Treasurer of Oracle since May 2005. From May 2001 until April 2005, he was the Assistant Treasurer at Flextronics International Ltd.

Daniel Cooperman DP, EOP	55	Mr. Cooperman has been the President and Chief Executive Officer since October 2006. He has been a director since October 2006. Please see above under “Directors and Executive Officers of Oracle and Parent” for current principal occupation with Oracle and Parent and for five-year employment history.

The Letter of Transmittal and certificates for Shares and any other required documents should be sent to the Depositary at one of the addresses set forth below:

The Depositary for the Offer is:

Wells Fargo Bank, N.A.

By Mail:	By Overnight Mail:	By Hand:
Wells Fargo Bank, N.A.	Wells Fargo Bank, N.A.	Wells Fargo Bank, N.A.
P.O. Box 64854	161 North Concord Exchange	161 North Concord Exchange
St. Paul, MN 55164-0854	South St. Paul, MN 55075	South St. Paul, MN 55075

If you have questions or need additional copies of this Offer to Purchase or the Letter of Transmittal, you can call the Information Agent at the addresses and telephone numbers set forth below. You may also contact your broker, dealer, bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

Banks and Brokerage Firms, Please Call:
(212) 440-9800
Shareholders and All Others Call Toll-Free:
(866) 425-7129
E-mail: orclinfo@georgeson.com